Filed pursuant to Rule
                                            424(b)(2) in connection
                                            with Registration Statement
                                            No. 333-23305

                 [Southwest Bancshares, Inc. Letterhead]

  April 7, 1997

  To:	Southwest Bancshares, Inc. Stockholders

  From:	Wallace W. Fowler

  Re:	Annual Stockholders' Meeting




   The Annual Meeting  of   the   Stockholders   of  Southwest
   Bancshares,  Inc.  ("Southwest  Bancshares") will  be  held on
   Monday, May 5,  1997,   at  7:00 p.m.,   local   time,   at
   the Arkansas State University Convocation Center (enter on the east side of the building at ground level next to the red entrance) Jonesboro, Arkansas. You are cordially invited to attend. We will gather for fellowship and a buffet dinner at 6:00 p.m. with the business meeting beginning at 7:00 p.m.

   This is an important meeting for Southwest Bancshares and its shareholders as the principal purpose of the meeting is to ask you to approve the merger of Southwest Bancshares into First Commercial Corporation, Little Rock, Arkansas ("First
   Commercial") (the "Merger").   The Merger has been unanimously
   approved by the Board of Directors of Southwest Bancshares and is subject, among other things, to the approval of the holders of a majority of the outstanding shares of common stock of Southwest Bancshares ("Southwest Bancshares Stock"). If the Merger is consummated, each holder of Southwest Bancshares Stock will receive 13.91278 shares of First Commercial common stock (with cash payments in lieu of fractional shares) for each outstanding share of Southwest Bancshares Stock held at the effective date of the Merger.

   SOUTHWEST  BANCSHARES'S  BOARD  OF  DIRECTORS  AND  MANAGEMENT
   RECOMMEND APPROVAL OF THE MERGER.

   Enclosed with this letter  are a Notice of Annual  Meeting, a
   Proxy   Form  and   return   envelope, an R.S.V.P. form for your
   attendance at the meeting, and a Joint Proxy Statement/ Prospectus, which contains a detailed description of the entire transaction. Please read the enclosed material carefully. Because your vote is important, we urge you to complete, date, sign and return the Proxy Form and the R.S.V.P. form in the enclosed postage paid, addressed envelope. No additional postage is required if mailed in the United States. If you are present, you may vote in person and your Proxy will not be used.

              NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


   To The Stockholders of Southwest Bancshares, Inc.:

   Notice  is  hereby  given  that  the Annual Meeting  of  the
   Stockholders   of   Southwest  Bancshares,   Inc.  ("Southwest
   Bancshares") will be held on Monday, May 5, 1997, at 7:00 p.m., local time, at the Arkansas State University Convocation Center, Jonesboro, Arkansas. We will have a buffet dinner at 6:00 p.m. with the business meeting beginning at 7:00 p.m. The meeting is for the following purposes:

        1. To consider and vote upon a proposal to approve a plan of merger providing for the merger of
             Southwest  Bancshares  into   First  Commercial
             Corporation,  Little  Rock,   Arkansas  ("First
             Commercial") (the "Merger"), with First Commer-cial being the surviving corporation, as a result of which each outstanding share of common stock of Southwest Bancshares ("Southwest Bancshares Stock") will be converted into 13.91278 shares of First Commercial common stock (with cash
             payments in lieu  of fractional shares).   Such
             approval,  if   voted,  shall   be  deemed   to
             constitute the ratification, confirmation and approval of the execution and delivery by Southwest Bancshares of the Plan and Agreement of Merger ("Agreement") dated December 20, 1996, between First Commercial and Southwest Bancshares.

        2. To elect directors for the ensuing year. Management has unanimously recommended the number of directors be set at seven (7) and that the existing directors, Wallace W. Fowler, Jama M. Fowler, Phil Jones, Mark Fowler, Lloyd McCracken, Jr., Roy Reaves and Charles Green, be re-elected.

        3.   To  transact   such  other   business  as   may
             properly be brought before the Annual Meeting or at any adjournment thereof.

   The Board of Directors is not aware of any other business to come before the meeting.

   Information  regarding  the matters  to be  acted upon  at the
   meeting   is  contained  in   the  accompanying   Joint  Proxy
   Statement/Prospectus.

   Consummation of the Merger is conditioned upon approval by the holders of a majority of the outstanding shares of Southwest Bancshares Stock. Only those holders of Southwest
   Bancshares Stock of record at the close of business on April 3, 1997, are entitled to notice of, and to vote at, the Annual Meeting and any adjournment thereof.

   Dissenting   shareholders  who  comply   with  the  procedural
   requirements of Sections 4-27-1301 to -31 of the Arkansas Business Corporation Act will be entitled to receive payment of the cash value of their shares if the Merger is approved.
   A copy of those sections is attached as Attachment II to the accompanying Joint Proxy Statement/Prospectus.

   Your vote is important regardless of the number of shares you own, so we hope you will attend since, if the Merger is approved, this will be the last gathering of our stockholders prior to the merger with First Commercial. Whether or not you plan to attend the Annual Meeting, please mark, date and sign the enclosed
   Proxy and return it promptly in the stamped return envelope in order to ensure that your shares will be represented at the meeting. If you are present, you may vote in Person and your Proxy will not be used.

                            By Order of the Board of Directors

                            /s/ Lloyd McCracken, Jr.
                            Secretary




   Jonesboro, Arkansas
   April 7, 1997

                  JOINT PROXY STATEMENT/PROSPECTUS

                             PROSPECTUS FOR

                      FIRST COMMERCIAL CORPORATION

                            3,412,457 Shares

                              Common Stock

                       ($3.00 par value per share)

                           PROXY STATEMENT FOR

                       SOUTHWEST BANCSHARES, INC.

   First Commercial Corporation ("First Commercial") has filed a registration statement pursuant to the Securities Act of 1933, as amended, covering 3,412,457 shares of First Commer-cial Common Stock, $3.00 par value per share, to be offered in connection with a proposed transaction in which Southwest Bancshares, Inc. ("Southwest Bancshares") will be merged into First Commercial, with the result that First Bank of Arkansas, Jonesboro; First Bank of Arkansas, Russellville; First Bank of Arkansas, Searcy; and First Bank of Arkansas, Wynne will be wholly-owned subsidiaries of First Commercial.
   An application  is   pending   with  the   applicable  bank
   regulatory authorities to merge First Bank of Arkansas, Wynne with and into First Bank of Arkansas, Jonesboro. This merger may be effected on or before the consummation of the merger of Southwest Bancshares into First Commercial if regulatory approval is received before then. This document constitutes a proxy statement of Southwest Bancshares in con-nection with the proposed transaction described herein and a prospectus of First Commercial with respect to the offering of its shares of common stock.

   THE  SECURITIES OFFERED HEREBY ARE NOT  SAVINGS  OR DEPOSIT
   ACCOUNTS  AND  ARE NOT  INSURED  BY  THE SAVINGS  ASSOCIATION
   INSURANCE FUND OR THE FEDERAL DEPOSIT INSURANCE CORPORATION.


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   The  date  of  this   Joint  Proxy  Statement/Prospectus   is
   April 7, 1997.

   No person is authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered hereby, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Prospectus nor any distribution of the securities offered hereby shall, under any circumstances, create an implication that there has been no change in the affairs of First Commercial or Southwest Bancshares since the date hereof.


                       AVAILABLE INFORMATION

   First Commercial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning First Commercial may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
   Additionally, such material may be accessed at the Commission's Web site (http://www.sec.gov).

   First Commercial has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.
                             __________

          INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   AS IS MORE FULLY SET FORTH UNDER "INFORMATION CONCERNING FIRST COMMERCIAL" ELSEWHERE HEREIN, THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. FIRST COMMERCIAL HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR

   ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS RELATING TO FIRST COMMERCIAL THAT HAVE BEEN INCORPORATED BY REFERENCE HEREIN, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS FOR DOCUMENTS RELATING TO FIRST COMMERCIAL SHOULD BE DIRECTED TO J. LYNN WRIGHT, CHIEF FINANCIAL OFFICER, FIRST COMMERCIAL CORPORATION, POST OFFICE BOX 1471, LITTLE ROCK, ARKANSAS 72203, TELEPHONE (501) 371-7000. IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL 28, 1997.

                         TABLE OF CONTENTS

                                                             Page
                                                             ----


   AVAILABLE INFORMATION                                       i

   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE             i

   SUMMARY                                                     v
        The Companies                                          v
        The Annual Meeting                                     v
        Purpose of the Annual Meeting                          v
        Vote Required                                         vi
        Reasons for the Merger                                vi
        Regulatory Approval                                   vi
        Dissenting Stockholders                               vi
        Federal Income Tax Consequences                      vii
        Selected Financial Data - First Commercial          viii
        Pro Forma Selected Financial Data - First Commercial  ix
        Comparative Per Share Data                             x

   INTRODUCTORY STATEMENT                                      1
        General                                                1
        Purpose of the Annual Meeting                          1
        Shares Entitled to Vote; Vote Required                 2
        Solicitation, Voting and Revocation of Proxies         2

   THE MERGER                                                  2
        General                                                2
        Background and Reasons of Southwest
	  Bancshares for the Merger                            3
	Opinion of Southwest Bancshares's Financial Advisor    4
	Federal Income Tax Consequences                        4
        Rights of Dissenting Southwest Bancshares Stockholders 5
        Conditions of the Merger                               6
        Regulatory Approval                                    7
        Termination of the Merger                              8
        Effective Date                                         8
        Distribution of First Commercial Stock Certificates    8
        Fractional Shares                                      9
        Dilution                                               9
        Accounting Treatment                                   9
        Registration of First Commercial Stock
             Under the Securities Act                         10

   UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION         12

   INFORMATION CONCERNING SOUTHWEST BANCSHARES

        Selected Financial Data
        Management's Discussion and Analysis of
             Financial Conditions and Results
             of Operations

   INFORMATION CONCERNING FIRST COMMERCIAL
        Information Incorporated by Reference
        Management and Additional Information

   COMPARATIVE RIGHTS OF SHAREHOLDERS

        General
        Voting Rights
        Voting Requirements for Extraordinary Corporate Matters
        Voting for Election of Directors
        Amendment of Articles of Incorporation
        Amendment of Bylaws
        Removal of Directors
        Limitation of Director Liability
        Filling Vacancies on the Board of Directors
        Nomination of Director Candidates and Advance
          Notice of Matters to be Brought Before an Annual Meeting by Stockholders
        Fair Price Provision
        Shareholder Rights Plan

   LEGAL OPINIONS

   EXPERTS

   CONSOLIDATED FINANCIAL STATEMENTS OF SOUTHWEST BANCSHARES       F-1

   Attachment I   -    Opinion of Southwest Bancshares's Financial
                       Advisor
   Attachment II  -    Sections 4-27-1301 to -31 of the Arkansas
                       Business Corporation Act

                              SUMMARY

   The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein and in the appendices hereto.

   The Companies

   First Commercial Corporation ("First Commercial") is a multi-bank holding company headquartered in Little Rock, Arkansas. The Company offers a broad range of bank and bank-related services through 15 commercial banking institutions in Arkansas, seven in Texas, one in each of Louisiana and Tennessee, and a 50% interest in each of two commercial banking institutions in Oklahoma. In addition, subsidiaries of the Company provide trust and fiduciary services, discount brokerage services, offer first mortgage loans and perform mortgage loan servicing operations. First Commercial is incorporated under the laws of the State of Arkansas. The executive offices of the Company are located at 400 West Capitol Avenue, Little Rock, Arkansas 72201, telephone
   number:  (501) 371-7000.   See "Information  Concerning First
   Commercial."

   Southwest  Bancshares, Inc.  ("Southwest Bancshares"),  is  a
   multi-bank  holding  company   headquartered  in   Jonesboro,
   Arkansas. Southwest Bancshares's subsidiaries are First Bank of Arkansas, Jonesboro; First Bank of Arkansas, Russellville; First Bank of Arkansas, Searcy; and First Bank of Arkansas, Wynne (collectively, the "Subsidiary Banks"). An application is pending with the applicable regulatory authorities to merge First Bank of Arkansas, Wynne with and into First Bank of
   Arkansas, Jonesboro.   Southwest Bancshares is incorporated
   under the laws of the State of Arkansas. Executive offices of Southwest Bancshares are located at 2400 East Highland Drive, Jonesboro, Arkansas 72401, telephone number: (501) 972-9093. See "Information Concerning Southwest Bancshares."

   The Annual Meeting

   An annual meeting of the stockholders of Southwest Bancshares (the "Annual Meeting") will be held on Monday, May 5, 1997, at the time and place set forth in the accompanying Notice of Annual Meeting of Stockholders. Only record holders of the common stock, $1.00 par value per share, of Southwest
   Bancshares   (the   "Southwest    Bancshares   Stock"),    on
   April 3, 1997 are entitled to notice of and to vote at the Annual Meeting. On that date there were 245,275 shares of Southwest Bancshares Stock outstanding, each of which is entitled to one vote at the Annual Meeting.

   Purposes of the Annual Meeting

   The primary purpose of the Annual Meeting is to consider and vote upon a proposal to approve the merger of Southwest Bancshares with and into First Commercial (the "Merger") pursuant to the terms of a Plan and Agreement of Merger between First

   Commercial and Southwest Bancshares dated December 20, 1996 (the "Merger Agreement"). As a result of the Merger, the Subsidiary Banks will become wholly-owned subsidiaries of First Commercial. Under the terms of the Merger Agreement, each outstanding share of Southwest Bancshares Stock will be converted into a right to receive 13.91278 shares of common stock, $3.00 par value per share, of First Commercial (the "First Commercial Stock"). Cash will be paid by First Commercial in lieu of issuing fractional shares. The First Commercial Stock and cash to be delivered to the Southwest Bancshares stockholders are hereinafter referred to as the "Merger Consideration." Southwest Bancshares will have the right to terminate the Merger Agreement in the event the price of a share of First Commercial Stock drops below $29.50 for a period of time and if First Commercial does not agree to amend the Merger Agreement so that the Merger Consideration will include a number of shares of First Commercial Stock having a value equal to $100,667,482. The other purpose of the Annual Meeting is to elect directors for the ensuing year. Management has recommended the number of directors be set at seven and that the existing directors, Wallace W. Fowler, Jama M. Fowler, Phil Jones, Mark Fowler, Lloyd McCracken, Jr., Roy Reaves and
   Charles Green be re-elected as directors.   If the Merger is
   approved by the stockholders, the directors will only serve until the Merger becomes effective. See "Introductory Statement - Purposes of the Annual Meeting."

   Vote Required

   The affirmative vote of the holders of a majority of the outstanding shares of Southwest Bancshares Stock is required to approve the Merger. Directors, executive officers and their affiliates who own or control approximately 37% of the outstanding shares of Southwest Bancshares Stock entitled to vote at the Annual Meeting have indicated that they will vote in favor of the Merger. See "Introductory Statement - Shares Entitled to Vote; Vote Required."

   Stockholders of First Commercial are not required to vote on the Merger.

   Reasons for the Merger

   The Boards of Directors of First Commercial and Southwest Bancshares have unanimously determined that the Merger, pursuant to the terms of the Merger Agreement, is desirable and in the best interest of each organization and its respective stockholders.

   The   Board  of   Directors  of   Southwest  Bancshares   has
   recommended that Southwest Bancshares stockholders vote for the approval, ratification and confirmation of the Merger. See "The Merger - Background and Reasons of Southwest Bancshares for the Merger."

   Regulatory Approval

   Consummation of the Merger requires the prior approval of the Board of Governors of the Federal Reserve System (the
   "Federal Reserve Board") and the Arkansas State Bank Department. Applications for such regulatory approval were filed on January 30, 1997 and March 27, 1997, respectively. The Department of Justice will have the opportunity, within 30 days after approval of the Merger by the Federal Reserve Board, to commence litigation against First Commercial and Southwest Bancshares under the antitrust laws of the United States to enjoin the Merger, in the event it shall elect to do so. See "The Merger - Regulatory Approval."

   Dissenting Stockholders

   Stockholders of Southwest Bancshares who comply with the specific procedures required by Sections 4-27-1301 to -31 of the Arkansas Business Corporation Act, which are described elsewhere herein, will have the right to dissent from the Merger, in which event, if the Merger is consummated, they may be entitled to receive in cash the fair value of their shares of Southwest Bancshares Stock. See "The Merger - Rights of Dissenting Southwest Bancshares Stockholders."

   Federal Income Tax Consequences

   The Merger will qualify as a tax-free corporate reorganization for federal income tax purposes if it satisfies the specific requirements of the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and pertinent judicial decisions. The most important of these requirements are that: (i) the transaction must qualify as a merger under applicable state or federal law and (ii) the stockholders of Southwest Bancshares must maintain a "continuity of interest" in First Commercial after the Merger. The Internal Revenue Service takes the position that this "continuity of interest" test will be satisfied if the former Southwest Bancshares stockholders receive, in the Merger, a number of shares of common stock of First Commercial having a value, as of the effective date, equal to at least fifty percent (50%) of the value of all the outstanding stock of Southwest Bancshares as of such date. In general this requires the stockholders of Southwest Bancshares to collectively surrender at least 50% of their Southwest Bancshares Stock in exchange for First Commercial Stock in the Merger. Based upon the representation that these requirements will be satisfied in connection with the Merger, and subject to certain other assumptions and representations set forth in its opinion, Friday, Eldredge & Clark, special tax counsel to First

   Commercial, will render its opinion to the effect that, among other things, no taxable gain or loss will be recognized for federal income tax purposes by the stockholders of Southwest Bancshares solely upon receipt of First Commercial Stock in exchange for their shares of Southwest Bancshares Stock in
   connection  with  the  Merger.   However, no ruling will be
   sought from the Internal Revenue Service regarding the federal income tax consequences of the Merger, and the tax opinion of counsel referenced above is not binding on the Internal Revenue Service or any court. See "The Merger - Certain Federal Income Tax Consequences."

    Selected Financial Data - First Commercial

    The following selected financial data should be read in conjunction with the more detailed information and financial statements, including the notes thereto, set forth in this document and incorporated herein by reference. See "Information Concerning First Commercial."

              FIRST COMMERCIAL CONSOLIDATED SELECTED FINANCIAL DATA
                     (In thousands, except per share data)


                                     Year Ended December 31,
                               ------------------------------------

                           1996        1995       1994       1993       1992
                           ----        ----       ----       ----       ----

Period Ended:
 Net Interest Income     $217,208    $184,550   $159,445   $144,574  $133,408
 Provision for
 Possible
   Loan and Lease
   Losses                  7,452       3,059      (3,092)     4,416      8,941
  Net Income              68,562      56,910      50,308     45,965     39,967
  Per Common Share
   Data(1):
   Net Income               2.37        2.07        1.87       1.66       1.44
   Cash Dividends            .84         .74         .64        .51        .40
   Book Value              16.49       15.06       12.85      12.06      10.65

Average Assets         5,283,525   4,652,368   4,235,586  3,812,409  3,313,162
Average Common Equity    454,299     378,807     337,557    310,252    271,598
Average Total Equity     454,299     378,807     339,244    320,872    282,218

Ratios(%)
 Return on:
 Average Assets             1.30        1.22        1.19       1.21       1.21
 Average Common Equity     15.09       15.02       14.87      14.43      14.27

 Average Total Equity
  to Average Assets         8.60        8.14        8.01       8.42       8.52


(1) All per share data has been restated to reflect the 3 for 2 stock split declared November 1993, the 5% stock dividend declared November 1994, the 7% stock dividend declared November 1995, and the 5% stock dividend declared October 1996.

     Pro Forma Selected Financial Data - First Commercial

     The following table summarizes on a pro forma basis the effect of the Merger, accounted for as a pooling of interests, as if it had been consummated during the period ended December 31, 1996. Due to market concentration issues, partial divestiture of Southwest Bancshares, Inc. will be required by banking regulators. Specific information regarding the divestiture has not been determined. The divestiture will be reflected during the year ended December 31, 1997.


                                       Years Ended December 31,
                                      ---------------------------
                                (In thousands, except per share data)

                                   1996          1995         1994
                                   ----          ----         ----

Period Ended:
 Net Interest Income             $242,567      $201,866      $172,928

Provision for Possible
 Loan and Lease Losses             13,033         4,223       (2,098)

Net Income                         74,292        61,522       53,331

Per Common Share Data(1):
 Net Income                          2.30          1.99         1.76

Cash Dividends                        .75           .66          .56

Book Value                          16.41         14.95        12.57


(1) All per share data has been restated to reflect the 7% stock dividend declared November 1995 and the 5% stock dividend declared October 1996.

    Comparative Per Share Data

    Information presented below may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or indicative of future results. Due to market concentration issues, partial divestiture of Southwest Bancshares,
    Inc. will  be  required  by  banking  regulators.   Specific  information
    regarding the divestiture has not been determined. The divestiture will be reflected during the year ended December 31, 1997.


                                            Years Ended December 31,
                                           ---------------------------

                                            1996       1995      1994
                                            ----       ----      ----


Earnings Per Common Share

Historical:
  First Commercial(1)                       $ 2.37    $ 2.07    $ 1.87
  Southwest Bancshares                       23.36     21.22     16.08
  Pro Forma - First Commercial                2.30      1.99      1.76
  Pro Forma Equivalent Share Basis -
   Southwest Bancshares (2)                  32.00     27.69     24.49

Cash Dividends Per Common Share:

Historical:
  First Commercial (1)                         .84       .74       .64
  Southwest Bancshares                           0         0         0
  Pro Forma - First Commercial                 .75       .66       .56
  Pro Forma Equivalent Share Basis -
   Southwest Bancshares (2)                  10.43      9.18      7.79

Book Value Per Common Share (period
  end):

Historical:
  First Commercial (1)                       16.49        -         -
  Southwest Bancshares                      218.23
  Pro Forma - First Commercial               16.41
  Pro Forma Equivalent Share Basis -
  Southwest Bancshares (2)                  228.31



(1) All First Commercial Corporation historical and pro forma per share data has been restated to reflect the 7% stock dividend declared November 1995 and the 5% stock dividend declared October 1996.

(2) The pro forma equivalent share amounts are computed by multiplying First Commercial's pro forma share information by 13.91278.

                          INTRODUCTORY STATEMENT

   General

   This Joint Proxy Statement/Prospectus is furnished to the stockholders of Southwest Bancshares, Inc. ("Southwest Bancshares") in connection with the solicitation of proxies on behalf of its Board of Directors for use at the annual meeting of stockholders of Southwest Bancshares (the "Annual Meeting") to be held on the date and at the time and place specified in the accompanying Notice of Annual Meeting of Stockholders or any adjournment thereof.

   Southwest Bancshares and First Commercial Corporation ("First Commercial") have each supplied all information included herein with respect to itself. As used in this Joint Proxy Statement/Prospectus, the term "Southwest Bancshares" means Southwest Bancshares, Inc. and its consolidated subsidiaries and the term "First Commercial" means First Commercial Corporation and its consolidated subsidiaries.

   This Joint Proxy Statement/Prospectus was first mailed to shareholders of Southwest Bancshares on April 7, 1997.

   Purposes of the Annual Meeting

   The primary purpose of the Annual Meeting is to consider and vote upon a proposal to approve the merger of Southwest Banc-shares with and into First Commercial (the "Merger") pursuant to the terms of a Plan and Agreement of Merger between First Commercial and Southwest Bancshares dated December 20, 1996 (the "Merger Agreement"). As a result of the Merger, the Subsidiary Banks (as defined herein) of Southwest Bancshares will become wholly-owned subsidiaries of First Commercial. Under the terms of the Merger Agreement, each outstanding share of common stock of Southwest Bancshares, $1.00 par value per share ("Southwest Bancshares Stock"), will be canceled and converted into the right to receive 13.91278 shares of First Commercial common stock, $3.00 par value per share ("First Commercial Stock"), with cash payment due in lieu of any fractional shares. The First Commercial Stock and cash in lieu of fractional shares to be delivered to Southwest Bancshares stockholders are hereinafter referred to as the "Merger Consideration." See "The Merger - Distribution of First Commercial Stock Certificates."

   Southwest Bancshares may terminate the Merger Agreement if the average of the individual averages of the bid and asked prices for shares of First Commercial Stock as reported on the Nasdaq National Market as of the close of business on each of the twenty (20) trading days immediately preceding the Closing Date (the "Pre-Closing Period Average Price") shall be less than $29.50 per share and if First Commercial does not agree to amend the Merger Agreement so that the

   Merger Consideration will include a number of shares of First Commercial Stock having a value, based on the Pre-Closing Period Average Price, equal to $100,667,482. The average of the bid and asked price of a share of First Commercial Stock on April 1, 1997, was $38.00.

   The other purpose of the Annual Meeting is to elect directors. Management has recommended that the number of directors be set at seven for the ensuing year and that the existing directors, Wallace W. Fowler, Jama M. Fowler, Phil Jones, Mark Fowler, Lloyd McCracken, Jr., Roy Reaves and Charles Green be re-elected as directors. All of them other than Messrs. Mark Fowler, Reaves and Green have been directors of Southwest Bancshares since it was organized and Messrs. Mark Fowler, Reaves and Green have been directors since January 1991, September 1992 and June 1994, respectively. If the Merger is approved, the directors will only serve until the Merger becomes effective.

   Shares Entitled to Vote; Vote Required

   Only holders  of record of  Southwest Bancshares Stock  at the
   close of   business on April 3, 1997 (the "Record Date") are
   entitled to notice of and to vote at the Annual Meeting.   On
   that date, the number of outstanding shares of Southwest Bancshares Stock was 245,275, each of which is entitled to one vote on each matter to come before the Annual Meeting. Under Southwest Bancshares's Articles of Incorporation and the Arkansas Business Corporation Act of 1987, approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Southwest Bancshares Stock. Abstentions will not be counted as affirmative votes. Directors, executive officers and their affiliates who own or control approximately 37% of the outstanding shares of Southwest Bancshares Stock entitled to vote have indicated that they will vote in favor of the Merger. No cumulative voting for the election of directors is permitted by Southwest Bancshares's Articles of Incorporation.

   Solicitation, Voting and Revocation of Proxies

   In addition to soliciting proxies by mail, directors, officers and employees of Southwest Bancshares, without receiving additional compensation therefor, may solicit proxies by telephone and in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Southwest Bancshares Stock, and Southwest Bancshares will reimburse such parties for reasonable out-of-pocket expenses incurred in connection therewith. The cost of soliciting proxies is being paid by Southwest Bancshares.

   The    proxies    that    accompany     this    Joint    Proxy
   Statement/Prospectus   permit   each   holder   of   Southwest
   Bancshares Stock on  the Record Date  to vote  on all  matters
   that  come before  the  Annual Meeting.   When  a stockholder
   specifies his choice on the proxy with respect to a matter being voted upon, the shares represented by the proxy will be
   voted  in accordance  with  such specification.    If no  such
   specification is made, the shares will be voted in favor of approval of the Merger and for the re-election of the existing directors. A proxy may be revoked by (i) giving written notice of revocation at any time before its exercise to Lloyd McCracken, Jr., Secretary, Treasurer and Chief Financial Officerr, Southwest Bancshares, Inc., 2400 East Highland Drive, Jonesboro, Arkansas 72401, (ii) executing and delivering to Lloyd McCracken, Jr. at any time before its exercise a proxy bearing a subsequent date or (iii) attending the Annual Meeting and voting in person.

   The Board of Directors of Southwest Bancshares is not aware of any business to be acted upon at the Annual Meeting other than election of directors and consideration of the Merger.
   If, however, other proper matters are brought before the Annual Meeting, or any adjournments thereof, the persons appointed as proxies will have discretion to vote or abstain from voting thereon according to their best judgment.

                             THE MERGER

   General

   On December 17, 1996, and December 20, 1996, the Boards of Directors of First Commercial and Southwest Bancshares, respectively, approved the Merger Agreement. The description of the Merger Agreement herein does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is made an exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part and is incorporated herein by reference.

   Under the Merger Agreement, Southwest Bancshares will be merged into First Commercial, and each share of Southwest
   Bancshares  Stock  outstanding  on   the  Effective  Date,  as
   defined in "The Merger - Effective Date," will be converted into the right to receive 13.91278 shares of First Commercial Stock. The exchange ratio was based upon historical and projected earnings of Southwest Bancshares, the amounts of Southwest Bancshares assets and liabilities, and the market value of First Commercial Stock. Projected earnings were based primarily on historical trends. The Merger Agreement requires that upon the closing of the Merger, the Board of Directors of First Commercial will elect Wallace W. Fowler as a member of such Board of Directors and of its Executive Committee.

   First Commercial is an Arkansas corporation and a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). Southwest Bancshares is an Arkansas corporation and a multi-bank holding company registered under the BHCA.

   Stockholders of Southwest Bancshares will exchange their stock certificates for new certificates evidencing shares of First Commercial Stock. After the Merger, and until so exchanged, the shares of Southwest Bancshares Stock will represent the right to receive the number of shares of First Commercial Stock into which such shares of Southwest
   Bancshares Stock will be converted. See "The Merger - Distribution of First Commercial Stock Certificates."

   Background and Reasons of Southwest Bancshares for the Merger

   During 1996, management and the Board of Southwest Bancshares had discussions with Stephens Inc. ("Stephens"), as well as other professional advisors, for the purpose of considering the possibilities of an initial public offering, or a sale or merger transaction. At a meeting on November 12, 1996, the Southwest Bancshares Board voted to retain Stephens to assist the Board in analyzing the potential value which shareholders should be able to receive in a sale or merger transaction. Stephens also agreed, if requested by Southwest Bancshares, to assist in any negotiations, and give its written opinion as to whether any proposed transaction would be fair, from a financial point of view, to Southwest Bancshares shareholders.

   Following  Stephens   engagement,  Southwest  Bancshares
   entered into negotiations with First Commercial which led to the proposed Merger Agreement. On December 20, 1996, the Southwest Bancshares Board met for the purpose of considering and acting on the proposed Merger Agreement. At this meeting, the Southwest Bancshares Board received the written opinion of Stephens setting forth its opinion that the terms of the Merger Agreement were fair to the Southwest Bancshares shareholders from a financial point of view. See "Opinion of Southwest Bancshares's Financial Advisor."

   In  considering whether to approve  the Merger Agreement
   and  the  transactions contemplated  thereby,  the  Southwest
   Bancshares  Board  took  into  account,  among   others,  the
   following factors:

         (1)  The  Southwest  Bancshares  Board  considered   the
   terms of  the  Merger  Agreement.   It  also  considered  the
   historical  trading ranges  for the  First  Commercial Stock, the number of shares of First  Commercial Stock to be  issued for each share of Southwest Bancshares stock (the "Exchange Ratio"), and the pro forma earnings, dividends, and book value per share for shareholders of Southwest Bancshares, as of and for the last nine months ended September 30, 1996. The Southwest Bancshares Board further considered that under the Merger Agreement, it would have the right to terminate the Agreement in the event of a specified
   significant  decline   in  the  price  of    First Commercial
   Stock prior  to  the  consummation of  the Merger unless First
   Commercial   then  elected  to  increase   the Exchange  Ratio
   in  the   amount  necessary  to   achieve  a specified  minimum
   aggregate  market  value  of  the   First Commercial Stock issued
   in the Merger.

         (2)  The Southwest Bancshares  Board considered the fact
   that  First Commercial's  stock   is actively  traded on  the
   Nasdaq National Market, thereby providing a degree of liquidity to Southwest Bancshares's shareholders.

          (3)  The  Southwest  Bancshares  Board  considered   the
   advice of its financial advisor, Stephens, and reviewed the detailed financial analysis and other information presented by Stephens. The Southwest Bancshares Board took into account the multiples of earnings and book value presented by the Exchange Ratio. The Southwest Bancshares Board considered the opinion of Stephens (including the assumptions and financial information relied upon by it in arriving at such opinion) that, as of December 20, 1996 and based upon the matters set forth in its written opinion as of that date, the con-sideration to be received in the Merger by holders of Southwest Bancshares Common Stock was fair to such holders.

         (4) The Southwest Bancshares Board considered that the combination of Southwest Bancshares with First Commercial
   would  further  strengthen  First  Commercial s   significant
   position in Arkansas in terms of assets and deposits. The Southwest Bancshares Board recognized that, as a result, the
   combined  company  would  be   more  likely  than   Southwest
   Bancshares alone to possess the financial resources to compete more effectively in the rapidly changing marketplace for banking and financial services and more effective in
   fulfilling   Southwest  Bancshares   long-term  objective  of
   increasing  its  overall   size  and  enhancing   its  market
   presence, while maintaining its asset quality and credit standards.

         (5) The Southwest Bancshares Board took into account that Mr. Wallace W. Fowler would be elected or appointed to the First Commercial Board and that Mr. Fowler would become a member of the Executive Committee of the First Commercial Board following consummation of the Merger.

         (6)  Southwest   Bancshares   Board   considered   First
   Commercial s commitment  to make  each of  its affiliates  an
   independent   community   bank   responsive   to  the   local
   communities' needs.

         (7)  The   Southwest    Bancshares   Board    considered
   information  with  respect  to,   among  other  things,   the
   historical financial results of First Commercial, including, among other things, assessments of First Commercial s asset quality, diversity of income, adequacy of loan loss reserves and interest rate risk.

         (8)  The Southwest Bancshares Board considered  that the
   Merger is expected to be tax-free for federal income tax purposes to Southwest Bancshares shareholders. See "Summary
   Federal Income Tax Consequences."

         (9)  The Southwest  Bancshares Board  took into  account
   the  current   and  prospective   economic  and   competitive
   environment  facing the financial services industry generally
   and   of  Southwest  Bancshares   and  First   Commercial  in
   particular.

   In reaching its determination to approve the Merger Agreement, and the transactions contemplated thereby, the Southwest Bancshares Board did not assign any relative or specific weights to the various factors considered by it, and individual directors may have given differing weights to different factors. The foregoing discussion of the information and factors considered by the Southwest
   Bancshares Board is not intended to be exhaustive but includes all material factors considered by the Southwest Bancshares Board.

   BASED UPON THE OPINION  OF STEPHENS, THE  RECOMMENDATION
   OF MANAGEMENT AND THE OTHER FACTORS HEREIN DESCRIBED, THE BOARD OF SOUTHWEST BANCSHARES UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND BELIEVES THE MERGER IS FAIR TO, AND IS IN THE BEST INTEREST OF, ITS SHAREHOLDERS. ACCORDINGLY, THE SOUTHWEST BANCSHARES BOARD UNANIMOUSLY RECOMMENDS THAT
   HOLDERS  OF  SOUTHWEST BANCSHARES  COMMON  STOCK  VOTE   FOR
   APPROVAL OF THE AGREEMENT.

   Opinion of Southwest Bancshares's  Financial Advisor

   Stephens  has acted  as financial  advisor to  Southwest
   Bancshares  in connection  with the Merger.   As  part of its
   engagement,  Stephens  agreed,   if  requested  by  Southwest
   Bancshares,  to  render   an  opinion  with  respect  to  the
   fairness to the disinterested shareholders of Southwest Banc-shares from a financial point of view of the consideration proposed to be received by Southwest Bancshares in the Merger. For purposes of this opinion, the term "disinterested share-holders" was defined to exclude (1) directors, officers, and employees, (2) any holder of five percent (5%) or more of the outstanding stock, and (3) Southwest Bancshares and its affi-liates. Stephens is a nationally recognized investment banking firm and, as part of its investment activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, nego-tiated underwritings, competitive biddings, secondary distri-butions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Southwest Bancshares selected Stephens as its financial advisor on the basis of its experience and expertise in merger transactions, and its reputation in the banking and investment communities.

   In connection with its engagement, a written opinion dated December 20, 1996 was delivered by Stephens to the
   Board of Southwest Bancshares that, based upon and subject to certain assumptions and matters considered, and limitations set out therein, the consideration to be received by Southwest Bancshares in the Merger was fair to the disinterested shareholders of Southwest Bancshares from a financial point of view.

   THE FULL TEXT OF STEPHENS'S WRITTEN OPINION TO THE SOUTHWEST BANCSHARES'S BOARD DATED DECEMBER 20, 1996, WHICH SETS FORTH THE ASSUMPTIONS, MATTERS CONSIDERED AND LIMITATIONS IS ATTACHED HERETO AS ATTACHMENT 1 AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THIS JOINT PROXY STATEMENT-PROSPECTUS. THE FOLLOWING SUMMARY OF STEPHENS'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. STEPHENS'S OPINION, WHICH IS ADDRESSED TO THE
   SOUTHWEST  BANCSHARES'S BOARD, IS  DIRECTED  ONLY  TO   THE
   FAIRNESS FROM A FINANCIAL POINT OF VIEW TO SOUTHWEST BANCSHARES OF THE CONSIDERATION TO BE RECEIVED BY SOUTHWEST BANCSHARES IN THE MERGER, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SOUTHWEST BANCSHARES ANNUAL MEETING WHERE THE PROPOSED MERGER WILL BE CONSIDERED.

   In connection with its  review, Stephens did  not assume
   any   obligation  independently   to   verify  any   of   the
   information utilized in its analyses and relied on all such information being complete and accurate in all material
   respects.   Stephens also assumed,  with Southwest Bancshares
   consent, that  there were  no material  changes in  Southwest
   Bancshares   or   First   Commercial's   assets,    financial
   condition,  results  of  operations,  business  or  prospects
   since   the  respective   dates  of   their  last   financial
   statements  reviewed by Stephens   and  that any off-balance-
   sheet   activities   of  Southwest   Bancshares   and   First
   Commercial,   including   derivatives   and   other   similar
   financial instruments, if any, will not materially and adversely affect the future financial position or results of operations of Southwest Bancshares or First Commercial. Stephens further assumed, with Southwest Bancshares's consent, that in the course of obtaining the necessary regulatory and third party consents for the Merger, no restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger or the transactions
   contemplated  thereby.     Stephens   further  assumed,  with
   Southwest  Bancshares's consent,  that  the  Merger  will  be
   consummated in accordance   with the terms and provisions  of
   the Merger Agreement, without any amendments to, and without any waiver by Southwest Bancshares of, any of the material
   conditions  to its  obligations thereunder.    Stephens noted
   that  it  is  not   an  expert  in  the  evaluation  of  loan
   portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and Stephens assumed, with Southwest Bancshares's consent, that such
   allowances  for  each   of  Southwest  Bancshares  and  First
   Commercial  are  in  the  aggregate  adequate  to cover  such
   possible  losses.    In  addition,  Stephens  did not  assume
   responsibility for reviewing any individual credit files or making an independent evaluation, appraisal or physical
   inspection  of  the   assets  or  individual   properties  of
   Southwest Bancshares or First Commercial, nor was Stephens furnished with any such evaluations or appraisals. Finally, Stephens opinion was based on economic, monetary and market and other conditions as in effect on, and the information
   made available  to Stephens  as of  the dates  thereof.    No
   other  limitations were  imposed by  Southwest Bancshares  on
   Stephens  with  respect   to  the   investigations  made   or
   procedures followed by in rendering its opinion.

   Set forth below  is a summary  of the  material analysis
   performed   be  Stephens  in  connection   with  its  opinion
   delivered to the Southwest  Bancshares Board on  December 20,
   1996.

   Pro Forma Contribution Analysis.   Stephens     computed
   the contribution of First Commercial and Southwest Bancshares to the combined entity s pro forma balance sheet and income statement at and for the nine months ended September 30, 1996. The computation showed, among other things, that First Commercial and Southwest Bancshares contributed to the combined entity approximately 87.2% and 12.8%, respectively, of total assets; 84.6% and 15.4%, respectively, of total loans; 87.2% and 12.8%, respectively, of total deposits; 89.2% and 10.8%, respectively, of net interest income (after provision for loan losses); 95.1% and 4.9%, respectively, of noninterest income; 89.0% and 11.0%, respectively, of net income; and 89.4% and 10.6%, respectively, of pro forma ownership of the combined company based on the Merger Consideration.

   Pro Forma Dilution Analysis. Stephens reviewed the pro forma impact of the Merger on Southwest Bancshares' historical earnings per share and recent book value per share, as of and through September 30, 1996. Based on discussion with Southwest Bancshares management, Stephens did not assume any cost savings (or revenue enhancements) by First Commercial resulting from the proposed merger. This analysis showed that the Merger was accretive (dilutive) to Southwest Bancshares historical earnings per share for 1993, 1994, 1995, and the nine months ended September 30, 1996, by 36.6%, 56.0%, 32.0%, and (3.0%), respectively. The analysis also showed that the Merger was accretive to Southwest Bancshares' book value per share as of December 31, 1993, 1994, 1995, and as of September 30, 1996, by 8.6%,
   4.4%,  6.5% and 1.0%, respectively.

   Analysis of Selected Comparable Bank Merger Transactions. Stephens reviewed the consideration paid in 27 transactions announced since January 1, 1994 with transaction values between $50 million and $250 million and involving acquired banks
   located   in   Arkansas  or   its   contiguous  states   (the
   "Comparable Transactions"). For each company merged or to be merged in such transactions, Stephens compiled figures
   illustrating,   among  other  things,  transaction  price  to
   latest twelve months earnings per share, transaction price to book value and transaction price to tangible book value.

   The figures for the Comparable Transactions announced since 1994 are as follows: (i) a mean and median ratio of transaction price to latest twelve month s adjusted earnings per share of 17.4x and 16.4x, respectively; (ii) a mean and median ratio of transaction price to book value of 2.3x and 2.4x, respectively; and (iii) a mean and median ratio of transaction price to tangible book value of 2.4x and 2.4x, respectively. In comparison, based upon a price per share of $37.50 for First Commercial (the last reported price on December 19, 1996) and an implied offer value of $128.0 million, the consideration to be paid to the holders of Southwest Bancshares Common Stock represented a ratio of transaction price to latest twelve months earnings per share
   (through   September 30,  1996)  of   16.5x,   a  ratio  of
   transaction price to book value of 2.4x, and ratio of transaction price to tangible book value of 2.5x.

   No other company or transaction used in the above analysis as a comparison is identical to First Commercial , Southwest Bancshares or the proposed Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading multiples of the companies to which First Commercial, Southwest Bancshares and the proposed Merger are being compared.

   Potential Merger Valuation Range. Stephens prepared an analysis of the potential value which selected potential merger partners including First Commercial might be expected to offer
   to acquire Southwest Bancshares in  a competitive   bidding
   process.   The analysis  showed that  based on closing  stock
   market prices on December 18, 1996, the selected potential merger partners might be expected to offer between $103.1 million and $140.6 million in a merger transaction, based upon management's assumption of potential cost savings of 0% to 5% of Southwest Bancshares noninterest expense. The poten-tial merger partners selected for this analysis included ten publicly-traded bank holding companies headquartered in Arkansas, Louisiana, Mississippi, Missouri and Tennessee with greater than $1 billion in assets. This analysis was predi-cated on the assumption that each potential merger partner would be willing to issue that number of shares which would cause no dilution to analysts consensus estimates of their expected 1996 earnings per share, and based on Southwest Bancshares then expected 1996 earnings.

   In rendering its opinion, Stephens considered certain other factors and comparative analysis, including, among other things, analyses of: (i) the historical financial results of First Commercial and Southwest Bancshares, (ii) the historical trading prices and volume of the stock of First Commercial, (iii) the market share ranking of First Commercial, (iv) the stock prices and trading multiples of First Commercial and Southwest Bancshares relative to those of selected peer groups of publicly traded banking companies and (v) the pro forma share ownership of the combined com-pany by current Southwest Bancshares stockholders.

   The foregoing is a summary of the material analysis performed by Stephens in connection with its opinion delivered to the Board of Southwest Bancshares on
   December 20, 1996. The summary set forth above does not purport to be a complete description of the analysis performed by Stephens. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Stephens believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses. In addition, Stephens may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Stephens view of the actual values of Southwest Bancshares, First Commercial, or the combined company. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

   In performing its analyses, Stephens made numerous assumptions with respect to industry performance, regulatory, general business and economic conditions and other matters, many of which are beyond the control of Southwest Bancshares and First Commercial. The analyses performed by Stephens are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Stephens analysis of the fairness of the consideration to be received from a financial point of view in connection with the delivery of Stephens opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

   Pursuant  to   the  terms  of  Stephens   engagement  as
   financial advisor (including rendering its opinion as to the fairness of the proposed transaction), Southwest Bancshares has agreed to pay Stephens a fee equal to 0.70% of the transaction value (defined to be all consideration payable to Southwest Bancshares shareholders), of which $100,000 was payable upon signing of the Merger Agreement, the balance of which is contingent and payable on completion of the Merger. Southwest Bancshares also has agreed to reimburse Stephens for its reasonable out-of-pocket expenses, including fees and expenses of Stephens legal counsel, subject to a certain limit. Southwest Bancshares has also agreed to indemnify Stephens, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under federal securities law.

   Federal Income Tax Consequences

   The following is a discussion of certain material federal income tax considerations in connection with the Merger and of the tax opinion of Friday, Eldredge & Clark, special tax counsel to First Commercial. This discussion does not address all aspects of federal income taxation that may be relevant to particular shareholders of Southwest Bancshares and may not be applicable to shareholders who are not citizens or residents of the United States, or who may acquire First Commercial common stock pursuant to the exercise or termination of employee stock options or otherwise as compensation, nor does the discussion address the effect of any applicable foreign, state, local or other tax laws. This discussion assumes that the Southwest Bancshares shareholders hold their Southwest Bancshares common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). EACH SOUTHWEST BANCSHARES SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

   The   Merger   will   qualify    as   a   tax-free   corporate
   reorganization for federal income tax purposes under Section 368(a)(1)(A) of the Code, if it satisfies the specific re-quirements of the Code, the regulations promulgated thereunder, and pertinent judicial decisions. The most important of these requirements are (i) the transaction must qualify as a merger
   under  applicable   state  or   federal  law   and  (ii)   the
   stockholders   of   Southwest  Bancshares   must   maintain  a
   "continuity  of interest"  in the  surviving corporation after
   the Merger.   The Internal Revenue Service takes  the position
   that this "continuity of interest" test will be satisfied if the former Southwest Bancshares stockholders receive, in the
   Merger,  a  number  of   shares  of  common  stock   of  First
   Commercial having a value, as of the Effective Date (as defined herein), equal to at least fifty percent (50%) of the value of all the outstanding stock of Southwest Bancshares as of such date, and acquire such stock without a present in-
   tent to sell, transfer or otherwise dispose of such stock in a manner that would cause the fifty percent (50%) continuity
   of interest threshold to be violated.   In general, this
   requires the stockholders of Southwest Bancshares to collec-tively surrender at least 50% of their Southwest Bancshares Stock in exchange for First Commercial Stock in the Merger, without a present intent to sell, transfer, or otherwise dis-pose of such stock in violation of the 50% continuity of interest requirement.

   The Merger has been structured in a manner to qualify as a statutory merger under the law of the State of Arkansas. In addition, it is expected that the stockholders of Southwest Bancshares will collectively exchange a sufficient number of shares of Southwest Bancshares Stock for First Commercial Stock so that the 50% "continuity of interest" test initially should be satisfied in connection with the Merger.

   Accordingly, assuming these tests are satisfied, and provided other specific requirements contained in the Code, the regulations promulgated thereunder, and pertinent judicial decisions are met, the transaction should qualify as a tax-free corporate reorganization for federal income tax purposes pursuant to the provisions of Section 368(a)(1)(A) of the Code.

   If the Merger qualifies as a tax-free corporate reorganization, the material federal income tax consequences of the Merger will be as follows: (i) no material gain or loss will be recognized by Southwest Bancshares or First Commercial as a result of the Merger; (ii) no gain or loss will be recognized by the stockholders of Southwest Bancshares upon the receipt of First Commercial Stock received solely in exchange for their shares of Southwest Bancshares Stock in connection with the Merger; (iii) the tax basis of the shares of First Commercial stock received by the stockholders of Southwest Bancshares in the Merger will, in each instance, be the same as the basis of the shares of Southwest Bancshares Stock surrendered in exchange therefor;
   (iv) the holding period of the shares of First Commercial Stock received by the stockholders of Southwest Bancshares in the Merger will, in each instance, include the holding period of the shares of Southwest Bancshares Stock exchanged therefor, provided that the shares of Southwest Bancshares Stock were held as capital assets on the date of the Merger; and (v) the payment of cash to stockholders of Southwest Bancshares in lieu of fractional shares of First Commercial Stock will be a taxable transaction and will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by First Commercial for cash, and any such cash payments will be treated as having been received by the stockholder as a distribution in redemption of the fractional share interest, subject to the provisions of
   Section 302 of the Code.

   Stockholders of Southwest Bancshares  who exercise dissenters'
   rights  and  receive  cash  for   their  shares  of  Southwest
   Bancshares Stock will have engaged in a taxable transaction and will be treated as having received such cash as a distribution in redemption of such stockholders' Southwest Bancshares Stock, subject to the conditions and limitations of Section 302 of the Code.

   If the Merger does not qualify as a tax-free corporate reorganization for federal income tax purposes, it will constitute a taxable transaction to the stockholders of Southwest Bancshares. In such circumstances, gain or loss will be recognized by the stockholders of Southwest Bancshares to the extent of the difference between the fair market value, on the Effective Date, of the shares of First Commercial Stock received in connection with the Merger, and the adjusted basis of the shares of Southwest Bancshares Stock surrendered in the transaction. The fair market value of the First Commercial Stock on the Effective Date may be determined on the basis of the average high and low selling prices of such stock on the day of the transaction. If the transaction is taxable, the holding period for the shares of First Commercial Stock to be received by the stockholders of Southwest Bancshares will commence on the day following the date of the transaction.

   Because the tax consequences to any particular stockholder may be affected by matters not pertaining to the Merger, it is recommended that each stockholder of Southwest Bancshares consult his or her own personal tax advisor concerning the specific income tax consequences of the Merger, including the applicability and effect of foreign, state, local and other tax laws.

   Rights of Dissenting Southwest Bancshares Stockholders

   Pursuant  to  Sections  5-27-1301  to  -31  of  the  Arkansas
   Business Corporation Act of 1987, any stockholder of Southwest Bancshares may dissent from the Merger only by delivering to Southwest Bancshares before the vote is taken on the proposed Merger by the Southwest Bancshares stockholders written notice of his intent to demand payment for his shares if the proposed Merger is effectuated and he must not vote his shares in favor of the proposed Merger . A stockholder of Southwest Bancshares who does not satisfy these requirements as well as the other requirements of Sections 4-27-1301 to -31 of the Arkansas Business Corporation Act of 1987 is not entitled to payment for his shares under the Arkansas Business Corporation Act of 1987.

   Southwest Bancshares shall, within ten days after the Merger is effective as provided, deliver to such dissenting stock-holder a form for demanding payment and a written notice setting forth where the payment demand must be sent and where and when certificates representing such dissenting stockholder
   shares must be deposited.   The written notice shall also set
   forth a date by which Southwest Bancshares must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the payment demand notice is required to be delivered by Southwest Bancshares. A stockholder who has received a payment demand notice must then demand payment and deposit his share certifi-cates pursuant to the terms of and within the deadlines set forth in the payment demand notice. A stockholder who does not comply with such requirements will not be entitled to payment for his shares under the dissenters' rights statutes.

   As soon as the Merger is effective, or upon receipt of a payment demand, Southwest Bancshares shall pay each dissenter who complied with the payment demand notice requirements the amount Southwest Bancshares estimates to be the fair value of the shares, plus accrued interest. Such payment must be accompanied by current Southwest Bancshares financial statements, a statement of Southwest Bancshares's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of a dissenter's right to demand payment under Section 4-27-1328 of the Arkansas Business Corporation Act, and a copy of Section 4-27-1325 of the Arkansas Business Corporation Act.

   If a dissenter believes that the amount paid by Southwest Bancshares is less than the fair value of his shares or that the interest has been incorrectly calculated, or Southwest Bancshares fails to make payment within sixty (60) days after the date set for demanding payment, the dissenter may notify Southwest Bancshares in writing of his own estimate of the fair value of the shares and amount of interest due, and demand payment of his estimate (less any payment previously made). A dissenter waives his right to make such demand unless he notifies Southwest Bancshares of such demand in writing within thirty (30) days after Southwest Bancshares has made payment for his shares.

   If a demand for payment as set forth in the preceding paragraph remains unsettled, Southwest Bancshares shall commence a proceeding in Circuit Court of Craighead County, Arkansas, within sixty (60) days after receiving the payment demand and petition such court to determine the fair value of the shares and accrued interest. If Southwest Bancshares fails to commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

   The foregoing summary of the rights of dissenting stockholders is qualified in its entirety by reference to Attachment I which sets forth in full the provisions of Sections 4-27-1301 to -31 of the Arkansas Business Corporation Act of 1987.

   Conditions of the Merger

   Consummation of the Merger is  conditioned upon the occurrence
   of  certain  events  on   or  prior  to  the   Effective  Date
   including, among other things, the following: (i) approval of the Merger by the stockholders of Southwest Bancshares; (ii) confirmation by First Commercial and Southwest Bancshares of the truth of their respective representations and warranties and compliance with their respective covenants as set forth in the Merger Agreement; (iii) the absence of any court or governmental proceeding undertaken or threatened to restrain, enjoin, prohibit, or obtain damages for the transaction contemplated by the Merger Agreement which, in the opinion of either First Commercial or Southwest Bancshares, would make the consummation of the Merger inadvisable; (iv) the absence of any suit, action or proceedings pending or threatened against First Commercial or Southwest Bancshares or any of each other's officers or directors which, if successful, would, in the reasonable judgment of Southwest Bancshares or First Commercial, have a material adverse effect on the
   financial   condition   of  First   Commercial   or  Southwest
   Bancshares, respectively; (v) receipt by First Commercial of an opinion from Ernst & Young LLP that the pooling of interests method of accounting applies to the Merger; (vi) receipt by First Commercial and Southwest Bancshares of certain opinions from Southwest Bancshares's and First Commercial's counsel, respectively; (vii) receipt by First Commercial from affiliates of Southwest Bancshares of an agreement restricting disposi-tion of First Commercial Stock for a certain period of time;
   (viii) receipt by First Commercial, Southwest Bancshares and Southwest Bancshares's stockholders of an opinion from tax counsel addressing the tax consequences of the contemplated Merger; and (ix) the absence of any material adverse change in the financial condition, business or operations of either First Commercial or Southwest Bancshares.

   Presently, all of these conditions are expected to be met.

   Any of the conditions set forth above may be waived at the discretion of the respective institutions except as otherwise provided by law. However, neither First Commercial nor Southwest Bancshares will waive any condition if such waiver, in the judgment of its Board of Directors, would result in materially adverse consequences to it or its stockholders.

   Regulatory Approval

   Consummation of the Merger requires the prior written approval of the Federal Reserve Board and the Arkansas State Bank Department. Applications for such approval were filed
   on January 30, 1997 and  March 27, 1997 respectively.   Under
   the BHCA, subsequent to approval of the Merger by the Federal Reserve Board, the United States Department of Justice will have the opportunity, within 30 days after such approval, to commence litigation against First Commercial and Southwest Bancshares under the antitrust laws of the United States to enjoin the Merger, in the event it shall elect to do so.

   Although no  assurance can be  provided, First  Commercial and
   Southwest  Bancshares  currently  expect   the  Merger  to  be
   consummated on  or before June 1, 1997.   See  "The Merger  -
   Termination of the Merger."

   Termination of the Merger

   The Merger Agreement provides that it may be terminated by mutual consent of the Boards of Directors of First Commercial and Southwest Bancshares at any time before the Closing (as defined in the Merger Agreement). Either First Commercial or Southwest Bancshares, at its option, may terminate the Merger Agreement (unless such terminating party has breached a covenant under the Merger Agreement) if the Closing Date shall not have occurred on or before September 30, 1997, or such later date agreed to in writing by the parties. Either First Commercial or Southwest Bancshares may terminate the Merger Agreement if any of the conditions precedent to their obligation to consummate the Merger have not been met at or prior to the Closing. See "The Merger - Conditions of the Merger." Under certain circumstances, Southwest Bancshares may terminate the Merger Agreement following a drop in the price of a share of First Commercial Stock. See "Introductory Statement - Purpose of the Special Meeting." Southwest Bancshares may terminate the Merger Agreement in the event that prior to the Effective Date First Commercial enters into a letter of intent or comparable document or a definitive agreement in which it either will be acquired or will be merged out of existence or another person publicly announces the intent to acquire 25% or more of the outstanding equity securities of First Commercial.

   Effective Date

   The Merger Agreement provides that the Merger shall become effective at 5:00 p.m. on the date of filing appropriate Articles of Merger with the Secretary of State of the State
   of Arkansas  (the "Effective  Date").   Although no  assurance
   can be given, the Effective Date is expected to be on or before May 31, 1997.

   Distribution of First Commercial Stock Certificates

   After   the  Effective  Date,   each  holder  of  certificates
   previously evidencing shares of Southwest Bancshares Stock will be required to surrender such certificates for transfer and cancellation. Upon surrender each holder will receive certificate(s) representing the number of shares of First Commercial Stock which the holder of such shares of Southwest Bancshares Stock will have the right to receive (except for any fractional share interests as described in "The Merger - Fractional Shares"), together with any dividends which have been declared on such shares of First Commercial Stock and to which such holder is entitled.

   Holders of Southwest Bancshares Stock on the Effective Date shall be entitled to receive dividends declared by First Commercial subsequent to the Effective Date, but payment of such dividends will not be required of First Commercial until such persons have delivered their certificates representing shares of Southwest Bancshares Stock in exchange for certificates representing shares of First Commercial Stock.

   Upon  delivery   of  certificates   representing  shares   of
   Southwest Bancshares Stock to First Commercial's transfer agent, including shares delivered at Closing, provided the transfer agent has been given at least ten (10) days' notice of the intent to make such delivery, First Commercial shall cause the transfer agent to issue certificates representing the requisite number of shares of First Commercial stock for each share of Southwest Bancshares Stock represented by the
   certificates   therefor   properly   delivered,   and   First
   Commercial shall pay by certified or cashier's check the amount entitled to be received in lieu of fractional shares.

   As soon as practicable after consummation of the Merger, transmittal forms will be sent to all stockholders of Southwest Bancshares, other than those who previously have properly delivered their Certificates, for use in forwarding to First Commercial's transfer agent certificates previously evidencing Southwest Bancshares Stock for surrender and exchange for certificates evidencing First Commercial Stock. Until so sur-rendered, certificates formerly evidencing Southwest Banc-shares Stock will be deemed for all corporate purposes (except for payment of dividends to Southwest Bancshares stockholders which may be withheld pending exchange of certificates) to evidence the right to receive the number of whole shares of First Commercial Stock and the right to receive cash in lieu of fractional shares which the holder thereof would be entitled
   to   receive  upon  surrender.     Stockholders  of  Southwest
   Bancshares are requested not to submit stock certificates for exchange until they have received written instructions to do so.

   If outstanding certificates for shares of Southwest Bancshares Stock are not surrendered, or if payment for them is not claimed prior to such date on which such payment would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed item shall, to the extent permitted by the abandoned property and/or any other applicable law, become the property of First Commercial (and to the extent not in its possession shall be paid over to
   it), free and clear of all claims or interests of any person previously entitled to such items. Notwithstanding the foregoing, neither First Commercial's transfer agent nor any party to the Merger shall be liable to any holder of
   Southwest Bancshares Stock for any amount paid to any governmental unit or agency having jurisdiction of such unclaimed items pursuant to the abandoned property or other applicable law of such jurisdiction.

   Fractional Shares

   No fractional shares of First Commercial Stock will be issued for shares of Southwest Bancshares Stock. In lieu of fractional interests, First Commercial shall pay to such persons who would otherwise receive fractional shares cash in an amount equal to the market value of such fractional shares based on the average of the bid and asked prices for a share of First Commercial Stock on the Closing Date. See "The Merger - Federal Income Tax Consequences."

   Dilution

   Each common stockholder of Southwest Bancshares who exchanges his stock will receive a voting interest exactly in proportion to his relative voting common stock interest in relation to other Southwest Bancshares stockholders before the combination is effected. Each share of Southwest Bancshares Stock presently held by Southwest Bancshares stockholders will represent less of a percentage voting interest in the total number of outstanding shares of First Commercial (subsequent to the Merger) than it now represents as a percentage of the total outstanding shares of Southwest Bancshares.

   Accounting Treatment

   The Merger will be accounted for as a pooling of interests under generally accepted accounting principles. Upon effec-tiveness of the Merger, the assets and liabilities of Southwest Bancshares will be reflected in the consolidated financial statements of First Commercial at their book value as reflected in Southwest Bancshares's financial statements and expenses incurred in connection with the Merger will be
   considered  as  an   expense  of  First  Commercial.

   A condition of consummating the Merger is that First Commercial receive an opinion from Ernst & Young LLP that the pooling of interests method of accounting applies to the Merger. Management of First Commercial expects this condition to be met.

   Registration of  First Commercial  Stock Under the  Securities
   Act

   The shares of First Commercial Stock to be issued to Southwest Bancshares stockholders in the Merger have been registered under the Securities Act of 1933, as amended (the "Securities Act"), thereby allowing such shares to be freely traded without restriction by persons who were not affiliates of Southwest Bancshares, as that term is defined in the Securities Act.

   Directors and certain officers and stockholders of Southwest Bancshares may be deemed to be "affiliates" of Southwest
   Bancshares within the meaning of the Securities Act. Accordingly, resales by such persons of any shares of First Commercial Stock received by them in the Merger are restricted and may be made only if such stock is registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. All such persons should carefully consider the limitations imposed by Rules 144 and 145 promulgated under the Securities Act ("Rule 144" and "Rule 145") prior to effecting any resales of such First Commercial Stock.

   Pursuant to Rule 145, the sale of First Commercial Stock held by those persons who are affiliates of Southwest Bancshares will be subject to certain restrictions. For one year following the Effective Date, such persons may sell the First Commercial Stock only if (i) First Commercial has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the preceding twelve months, (ii) such First Commercial Stock is sold in "brokers' transactions" as that term is defined in Section 4(4) of the Securities Act, (iii) the person selling such First Commercial Stock does not solicit or arrange for the solicitation of orders to buy such First Commercial Stock in anticipation of or in connection with such transaction nor make any payment in connection with the offer or sale of such First Commercial Stock to any person other than the broker who executes the order to sell, and (iv) sales made by such person within the preceding three months do not exceed 1% of the outstanding shares of that class. Such shares of First Commercial Stock held for more than one year but less than two years after the Effective Date may be sold freely if First Commercial is in compliance with the above discussed Exchange Act reporting requirements. Once the shares of such First Commercial Stock have been held for two years after the Effective Date, they may be sold free from the restrictions of Rules 144 and 145.

   It is a condition to First Commercial's obligation to consummate the Merger that First Commercial shall have received an agreement in form and substance satisfactory to it, executed and delivered by each holder of Southwest

   Bancshares  Stock who  is  determined to  be  an affiliate  of
   Southwest Bancshares, providing, among other things, that such holder will not sell, transfer or in any way reduce his risk with respect to his shares of First Commercial Stock until such time as First Commercial shall have published financial results covering at least 30 days of post-Merger combined operations. In addition to the above, each Southwest Bancshares stockholder who owns more than five percent (5%) of the Southwest Bancshares Stock shall deliver an agreement to First Commercial representing that he has no present intent to sell any of the First Commercial Stock to be received by him, nor will he sell more than fifty percent (50%) of such stock for a period of at least one (1) year following the Closing.

             INFORMATION CONCERNING SOUTHWEST BANCSHARES


   Business of Southwest Bancshares

   Southwest Bancshares, an Arkansas corporation, is a bank holding company which was organized in 1990 to acquire (the Acquisition ) all of the issued and outstanding and capital stock of First National Bank of Poinsett County, Trumann, Arkansas (the Trumann Bank ). The Trumann Bank first began operations in 1952 and was renamed First Bank of Arkansas following the Acquisition. Since 1990, Southwest Bancshares has acquired four other banks, whose main offices are located in Russellville, Jonesboro, Wynne, and Searcy, Arkansas, respectively, and all of whom s names are First Bank of Arkansas. On July 31, 1995, the Trumann Bank was merged with and into First Bank of Arkansas, Jonesboro. An application is pending with the applicable regulatory authorities to merge First Bank of Arkansas, Wynne with and into First Bank of Arkansas, Jonesboro. This merger may be effected on or before the consummation of the merger of Southwest Bancshares into First Commercial if regulatory approval is received before then. Through its four subsidiary banks, Southwest Bancshares conducts a general commercial banking business in Craighead, Pope, Johnson, Poinsett, White and Cross Counties in Arkansas. As of December 31, 1996, Southwest Bancshares had total assets of approximately $819,808,000, total deposits of approximately $716,247,000 and total shareholders equity of approximately $53,527,000. Southwest Bancshares principal office is located at 2400 East Highland Drive, Jonesboro, Arkansas 72401, telephone number (501) 972-9093.


   Southwest Bancshares Stock

   General

   As of March 31, 1997, there were 245,275 outstanding shares of Southwest Bancshares Stock. The approximate number of holders of Southwest Bancshares Stock on that date was 422. There is no established public trading market for shares of Southwest Bancshares Stock. On December 19, 1996, the date preceding the announcement of the Merger, there was no independent basis for establishing a per-share cash market price for Southwest Bancshares Stock. Book value of Southwest Bancshares Stock equaled $226 per share on November 30, 1996, the month end preceding that date.

   Dividends paid on the Southwest Bancshares Stock for the first six months of 1997 and the last two fiscal years ended December 31, 1996, are as follows:


                  First       Second      Third       Fourth      Total
                  Quarter     Quarter     Quarter     Quarter     Dividend
                  Dividend    Dividend    Dividend    Dividend    Declared

1997:
Per share     $        5.00  $   3.34   $      -    $     -   $        8.34
Total Declared 1,226,375.00        -           -          -    2,045,593.50


1996 & 1995:
Per share       $        0     $     0    $      0    $     0     $       0
Total Declared           0           0           0          0             0

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth as of March 31, 1997, the identity and total number of shares of Southwest Bancshares common stock owned by persons known by management of Southwest Bancshares to own more than five percent (5%) of the total outstanding shares.


                                                         First Commercial
                           Southwest Bancshares          Common Stock to
                               Common Stock               be Owned Upon
  Name and Address of      Beneficially Owned             Consumation of
   Beneficial Owner         on March 31, 1997             the Merger
  -------------------       ------------------             -------------

                            Shares      % of Class      Shares    % of Class
                            ------      ----------      -------   ----------


 Wallace W. Fowler         49,769 (1)       20.29        692,425      2.29
 2729 South Culberhouse
 Jonesboro, AR 72401

 Jama M. Fowler            45,194 (2)       18.43        628,774       2.08
 2729 South Culberhouse
 Jonesboro, AR 72401


 H. T. Loberg              21,900            8.93        304,690	1.01
 2309 Hazeltine
 Jonesboro, AR 72404


 Phyllis Lamberth          20,435 (3)        8.33        284,308        .94
 1013 Fairway Circle
 Jonesboro, AR 72401

    ___________________________

(1) Includes 12,372 shares held by Fowler Family Investments Partnership, of which Mr. Fowler is a general partner; 4,500 shares held by Fowler Foods, Inc., of which Mr. Fowler is Chairman and a director; and 3,000 shares held by Town & Country Insurance Agency, Inc., of which Mr. Fowler is a director.

(2) Includes 12,372 shares which are held by Fowler Family Investments Partnership, of which Mrs. Fowler is a general partner; and 4,500 shares held by Fowler Foods, Inc., of which Mrs. Fowler is Secretary and a director.

(3) Includes 20,144 shares of stock owned by Lamco Limited Partnership II, of which Mrs. Lamberth is a general partner.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the beneficial ownership of shares of Southwest Bancshares Common Stock by each director of Southwest Bancshares and by all directors and executive officers of Southwest Bancshares as a group as of March 31, 1997. The number of shares shown as being beneficially owned by each director are those over which he or she has either sole or shared voting and/or investment powers.

                                                         First Commercial
                             Southwest Bancshares        Common Stock to
                                 Common Stock             be Owned Upon
    Name and Address of        Beneficially Owned         Consumation of
     Beneficial Owner          on March 31, 1997          the Merger
    ------------------         --------------------       --------------

                                 Shares     % of Class    Shares   % of Class
                                 ------     ----------    ------    --------

 Wallace W. Fowler                49,769 (1)  20.29       692,425     2.29

 Jama M. Fowler                   45,194 (2)  18.43       628,774     2.08

 Phil Jones                        5,421 (3)   2.21        75,421      .25

 Mark Fowler                       3,563       1.45        49,571      .16

 Roy Reaves                        3,395       1.38        47,233      .16

 Lloyd McCracken, Jr.              1,305 (4)    .53        18,156      .06

 Charles Green                        15        .01           208      (5)

 All Directors and Executive
 Officers as a Group (a total
 of seven individuals)            91,790      37.42     1,277,054     4.23
     _________________________
(1) Includes 12,372 shares held by Fowler Family Investments Partnership, of which Mr. Fowler is a general partner; 4,500 shares held by Fowler Foods, Inc., of which Mr. Fowler is Chairman and a director; and 3,000 shares held by Town & Country Insurance Agency, Inc., of which Mr. Fowler is a director.

(2) Includes 12,372 shares which are held by Fowler Family Investments Partnership, of which Mrs. Fowler is a general partner; and 4,500 shares held by Fowler Foods, Inc., of which Mrs. Fowler is Secretary and a director.

(3) Includes 3,036 shares which are held in trusts of which Mr. Jones is the trustee.

(4) Includes 700 shares held by Haven Partnership, of which Mr. McCracken is a general partner.

(5)  Less than .01%.

SELECTED FINANCIAL DATA OF SOUTHWEST BANCSHARES

     The following selected financial data should be read in conjunction with the financial statements, including the notes thereto set forth in this document. (See Consolidated Financial Statements of Southwest Bancshares.)


                                  SOUTHWEST BANCSHARES
                          (in thousands, except per share data)


                                       Year Ended December 31,
                              ----------------------------------------
                         1996        1995       1994        1993       1992
                         ----        ----       ----        ----       -----

Summary of Operating
  Results:
                                          Year Ended December 31,

Net Interest Income    $ 25,359    $ 17,317    $ 13,484    $ 8,692    $ 4,614

Provision for Loan
  Losses                  5,581       1,164         994        542        224

Net Income                5,730       4,612       3,023      2,127      1,109



Period End Balance
  Sheet Data:

Total Assets            819,808     686,218     538,651   358,909     193,887
Total Deposits          716,247     599,325     470,862   321,360     171,307

Long-Term Debt           23,644      18,567      14,123     8,369       5,254

Stockholders Equity      53,527      47,904      35,448    25,245      15,621


Per Common Share
  Data:

Net Income                23.36       21.22       16.08     17.04       16.85

Cash Dividends             0.00        0.00        0.00      0.00        0.00

Book Value               218.23      195.31      170.28    153.40      133.72

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Management's Discussion and Analysis of Financial Condition and Results of Operations of Southwest Bancshares analyzes the major elements of Southwest Bancshares's consolidated balance sheets and statements of income. This section should be read in conjunction with Southwest
   Bancshares's   consolidated   financial   statements   and
   accompanying notes and other detailed information appearing elsewhere.

   Summary of Operations

   Southwest Bancshares is a multi-bank holding company which owns four commercial banking subsidiaries which function primarily as a financial intermediary, investing
   funds   obtained  through  deposits,  borrowings,  and  other
   sources in a variety of loans and investments.

   Southwest Bancshares's operations commenced upon its acquisition of First National Bank of Poinsett County, Trumann, Arkansas (the Trumann Bank ) in November 1990. Southwest Bancshares subsequently acquired banks in Russellville in January 1992, in Jonesboro in November 1992, in Wynne in August 1993, and in Searcy in April 1994. All banks are now named First Bank of Arkansas. On August 1, 1995, the Trumann Bank was merged with and into First Bank of Arkansas, Jonesboro.

   Southwest  Bancshares has total assets of $819.8 million
   as  of  December  31,  1996.   This was an increase of $133.6
   million or 19.5% as compared to December 31, 1995.

   Southwest  Bancshares  reported earnings of $5.7 million
   for 1996, an increase of $1.1 million or 24.2% over 1995's net income of $4.6 million. Return on average assets was .76% in 1996, compared to .75% in 1995 and .67% in 1994.
   Return on average equity was 11.10% in 1996, compared to 11.63% in 1995 and 9.80% in 1994. On a per share basis, net income for 1996 was $23.36, compared to $21.22 in 1995 and $16.08 in 1994. From inception through December 31, 1996, Southwest Bancshares paid no dividends to stockholders. In January 1997, Southwest Bancshares paid dividend to stockholders of $1.2 million ($5.00 per common share).

   The following table shows Southwest Bancshares's return on average assets and equity for the past five years.

                      RETURN ON AVERAGE EQUITY AND ASSETS


                                       FOR THE YEAR ENDED DECEMBER 31
                                -------------------------------------------
                                1996      1995      1994      1993      1992
                                ----      ----      ----      ----      ----

Return on Average Assets 	0.76%     0.75%     0.67%     0.77%     0.79%
Return on Average Equity       11.10%    11.63%     9.80%    11.48%    13.645
Dividend Payout Ratio           0.00%     0.00%     0.00%     0.00%     0.00%
Equity to Assets Ratio          6.88%     6.48%     6.81%     7.94%     5.76%


Stockholders' equity at December 31, 1996, was 53.5 million, an increase of $5.6 million or 11.7% over December 31, 1995.

Southwest Bancshares has pursued an aggressive growth strategy through a combination of internal growth and aquisitions. Southwest Bancshares has attempted to obtain internal growth of its bank subsidiaries by continuing to offer customer-oriented, high quality financial services through a staff of bankers dedicated to providing personal attention and professional service. Management of Southwest Bancshares believes that this philosophy has attracted individuals and and small and medium sized businesses to become customers of its subsidary banks.

Balance Sheet Review for the Years 1996 and 1995

Loans

As of December 31, 1996, total loans were $605.8 million as compared to $512.2 million at December 31, 1995. Average loans outstanding for 1996 were $566.9 million as compared to $452.9 million during 1995.

Loan funding represents the primary use of funds for the subsidiaries of Southwest Bancshares. The increase in the dollar amount of net loans is due pricipally to management's intention to expand the loan base.

Southwest Bancshares's loan portfolio is comprised primarily of real estate loans. Real estate loans total $367.7 million as of December 31, 1996, which is 62.2% of total outstanding loans.

The following tables provide additional information concerning the amount of loans outstanding by type of loan, and the remaining maturity of loans outstanding.

                          COMPOSITION OF LOAN PORTFOLIO
                             (DOLLARS IN THOUSANDS)


                                             December 31
                                       -----------------------
                                   1996        1995        1994
                               ----------   -----------  -----------

                           AMOUNT    %      AMOUNT    %       AMOUNT   %
                           ------    --     ------    --      ------   --

Commercial, Financial
  and Agricultural         $186,687  30.82%  $159,651  31.17%   $120,768 31.57%
Real Estate - Construction   59,856    9.88%    50,224   9.81%    29,661  7.75%
Real Estate - Mortgage      316,867   52.31%   265,289  51.79%   200,438 52.40%
Consumer Loans               42,377    6.99%    37,027   7.23%    31,665  8.28%
                           --------   ------  --------  ------  -------- -----
TOTAL                      $605,787  100.00%  $512,191 100.00%  $382,532 100.00%
                           ========  ======   ======== =======   ======= ======

                                 COMPOSITION OF LOAN PORTFOLIO
                                     (DOLLARS IN THOUSANDS)


                                            December 31
                                 -------------------------------
                                     1993                  1992
                                    ------                ------

                                   AMOUNT   %            AMOUNT    %
                                   ------   --           ------    --

Commercial, Financial and
Agricultural                      $80,200   32.76%       $20,466   19.12%
Real Estate - Construction         16,621    6.79%         9,703    9.07%
Real Estate - Mortgage            130,751   53.40%        60,942   56.95%
Consumer Loans                     17,259    7.05%        15,902   14.86%
                                  -------   -----         ------   ------
TOTAL                            $244,831   100.0%      $107,013   100.0%
                                 ========   =====       ========   ======

                             MATURITIES OF LOANS
      (EXCLUDING RESIDENTIAL MORTGAGE LOANS OF 1-4 FAMILY RESIDENCES,
                    INSTALLMENT LOANS, AND LEASE FINANCING)

                            (DOLLARS IN THOUSANDS)

                                LOANS AT DECEMBER 31, 1996, MATURING
                               ---------------------------------------
                            WITHIN      AFTER ONE BUT      AFTER
                           ONE YEAR   WITHIN FIVE YEARS  FIVE YEARS  TOTAL
                          ----------   ---------------    --------   -----
Commercial, Financial
 and Agricultural          $142,951        $41,135         $2,601    $186,687
Real Estate - Construction   48,094         11,762              0      59,856
                            -------         ------         ------     -------
                           $191,045	   $52,897         $2,601    $246,543
                           ========        =======         ======    ========

Loans Maturing After One Year With:
          Fixed Interest Rates             $44,934         $1,407
          Variable Interest Rates            7,963          1,194
                                           -------         ------
                                           $52,897         $2,601
                                           =======         ======

    Asset Quality

    Nonperforming loans includes nonaccrual loans and loans whose terms have been restructured to provide a reduction or deferral of interest or principal because of a deterioration in the financial condition of the borrower. Loans are placed on non-accrual status when (1) payment in full of principal or interest is not expected
    (2) when payment of interest or principal is 90 days or more past due and is either it is not both well secured and in the process of collection. If a loan is determined by management to be uncollectible, the portion of the loan deemed uncollectible is charged to the allowance for loan losses.

    As of December 31, 1996 and 1995, Southwest Bancshares had non-accrual loans of $2,660,000 and $286,000, respectively. The increase during 1996 was principally attributable to loans to a single borrower which aggregated $1,672,000. Southwest Bancshares did not have any restructured loans at December 31, 1996 and 1995.

    Shown in the table below is a recap of non-performing loans.


                              NON-PERFORMING LOANS
                             (DOLLARS IN THOUSANDS)


                                        DECEMBER 31
                              -----------------------------------
                              1996    1995    1994    1993    1992
                              ----    ----    ----    ----    ----

Nonaccrual Loans             $2,660	$286	$598   $19     $126

Restructured Loans                0        0       0     0        0

Non-Performing Loans         $2,660     $286    $598   $19     $126

Accruing Loans Past Due 90
Days or More                   $134     $178     $64   $10      $253


    Allowance for Loan Losses

    The amount of provision for loan losses for each year is based upon subsidiary bank management's judgment after giving consideration to the composition of the loan portfolio, reviews of individual loans, recent loan loss experience, past due loans, current economic conditions, as well as any other factors deemed relevant to the consideration. On a quarterly basis, each bank's Board of Directors conducts an evaluation of the adequacy of the allowance for loan losses. Based upon these procedures, Company management believes that the allowance for loan losses at December 31, 1996, is adequate. See "Income Statement Review for the years 1996, 1995 and 1994 - Provision for Loan Losses" for discussion of the significant increase in the allowance for loan losses during 1996.

    A summary of the changes in the allowance for loan losses including loan loss experience by major category is shown in the table below.


                      ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
                               (DOLLARS IN THOUSANDS)


                                             DECEMBER 31

                                1996     1995     1994    1993     1992
                                ----     ----     ----    ----     ----

Beginning Balance of
Allowance for Loan Losses      $4,077   $3,215   $2,221   $1,460    $308

Loans Charged Off:

Real Estate - Mortgage             87       68        0        0      97
Commercial, Financial and
 Agricultural                     384      154      120      421      26
Consumer                          285      135       44       24       2
                                 ----     ----     ----     ----    ----
Total Charge-Offs                 756      357      164       66     225
                                 ----     ----     ----     ----    ----

Recoveries on Loans Previously
Charged Off:

Real Estate - Mortgage              0        5       15       52      17
Commercial, Financial and
 Agricultural                     126       21       13       27      17
Consumer                           23       29       24       27       2
                                 ----     ----     ----     ----    ----
Total Recoveries                  149       55       52       75      26
                                 ----     ----     ----     ----    ----

Net Charge-Offs                   607      302      112       (9)    199

Additions to Allowance
 Charged to Expense             5,581    1,164      994      542     224
 Allowance of Acquired
  Subsidiaries                      0        0      112      210   1,127
                                -----    -----    -----    -----   -----
Ending Balance of Allowance
 for Loan Losses               $9,051   $4,077   $3,215   $2,221  $1,460
                               ======    =====    =====    =====   =====

Percentage of Net Charge-Offs
 to Average Loans                0.11%    0.07%   0.04%    -0.01%   0.26%
                                 ====     ====    ====     =====    =====

    The allocation of the allowance for loan losses as of December 31, 1996 is shown in the table below.


                    ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
                               (DOLLARS IN THOUSANDS)

                                       December 31
                              -------------------------------

                                 1996             1995             1994
                                ------           ------           ------

                             AMOUNT     %        AMOUNT    %    AMOUNT    %
                             ------   ---        ------   ---   ------   ---

Commercial, Financial
 and Agricultural            $2,515   27.8%   $1,664   40.8%   $1,218    37.9%

Real Estate - Construction      748    8.3%      377    9.2%      222     6.9%

Real Estate - Mortgage        3,873   42.8%    1,410   34.6%    1,191    37.1%

Consumer                        688    7.6%      387    9.5%      355    11.0%

General Risk                  1,227   13.5%      239    5.9%      229     7.1%
                             ------   -----    -----   -----    -----   ------

TOTAL                        $9,051  100.0%   $4,077   100.0%  $3,215   100.0%

                       ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
                                (DOLLARS IN THOUSANDS)


                                          December 31
                                  ----------------------------

                                    1993                  1992
                                   ------                ------


                                 AMOUNT      %       AMOUNT       %
                                --------    ---      ------     ---

Commercial, Financial and
 and Agricultural                 $850      38.3%      $346      23.7%

Real Estate - Construction         125       5.6%        73       5.0%

Real Estate - Mortgage             668      30.1%       514      35.2%

Consumer Loans                     182       8.2%       259      17.7%

General Risk                       396      17.8%       268      18.4%
                                 -----     ------     ------    ------
TOTAL                           $2,221     100.0%    $1,460     100.0%
                                 =====     ======     =====     ======

    Investment Securities

    Investment securities comprise the second largest use of funds by Southwest Bancshares. Investment securities total $144.0 million at December 31, 1996, as compared to $1 17.2 million at December 31,
    1995. Average securities outstanding for 1996 were $126.7 million as compared to $114.5 million in 1995. Southwest Bancshares's subsidiaries utilize securities as a source of interest earning assets, as well as to collateralize certain deposit accounts and to provide a level of reserves in the event of unanticipated loan demand or deposit withdrawals.

    U.S. Treasury and Agency securities are the major component of the investment securities portfolio. As of December 31, 1996, U.S. Treasury and Agency obligations total $124.0 million which was approximately
    86.1% of total securities. The remaining amount of investments securities is comprised principally of obligations of state and political subdivisions. A significant portion of Southwest Bancshares's securities portfolio is utilized to secure public fund deposits, for issuance of repurchase agreements, and for other purposes. At December 31, 1996, investment securities with a carrying value of approximately $122.1 million were pledged to collateralize public deposits and for other purposes.

    The tables below contain additional information concerning the composition, carrying value, and maturity distribution of investment securities.

                               INVESTMENT SECURITIES
                               (DOLLARS IN THOUSANDS)


                                                  DECEMBER 31
                                            -------------------------

                                       1996          1995          1994
                                      ------        ------        ------

Held to Maturity:

U.S. Treasuries and Government
  Agencies                          $ 99,228      $ 76,075      $ 74,456
State and Political Subdivisions      11,261        11,524        15,980
Other Securities                         488         1,754         1,721
Total Debt Securities                110,977        89,353        92,157
Equity Securities                          0             0             0
                                     -------        ------        ------
Total Held to Maturity Investment
 Securities                          110,977        89,353        92,157
                                     =======        ======        ======

Available for Sale:
U.S. Treasuries and Government
  Agencies                            24,297        18,279        14,311
State and Political Subdivisions       3,121         3,997             0
Other Securities                       1,001         1,783         5,711
                                      ------        ------        ------
Total Debt Securities                 28,419        24,059        20,022

Equity Securities                      4,577         3,760         2,556
Total Available for Sale Investment
  Securities                          32,996        27,819        22,578
                                     -------       -------       -------
Total Investment Securities         $143,973      $117,172      $114,735
                                    ========      ========      ========

                    INVESTMENT SECURITIES PORTFOLIO ANALYSIS
                             (DOLLARS IN THOUSANDS)


                 INVESTMENT SECURITIES AT DECEMBER 31, 1996, MATURING
               --------------------------------------------------------
                                   AFTER ONE     AFTER FIVE
                      WITHIN       BUT WITHIN    BUT WITHIN        AFTER
                     ONE YEAR      FIVE YEARS     TEN YEARS      TEN YEARS
                     --------      ----------     ---------       --------
                   AMOUNT YIELD   AMOUNT YIELD   AMOUNT YIELD    AMOUNT YIELD

U.S. Treasury
  and Other U.S.
  Government
  Agencies        $13,449  6.12%  $80,660  6.15%  $3,992  6.40%  $1,127  7.13%

State and
  Political
  Subdivisions        315  7.03     1,693  6.25    5,394  5.31    4,347  5.70

Other                   0  0.00         0  0.00        0  0.00        0  0.00
                  -------  ----     -----  ----    -----  ----     ----  ----

     Total         13,764  6.14    82,353  6.15    9,386  5.77    5,474	 6.00


Available for Sale:

U.S. Treasury
  and Other U.S.
  Government
  Agencies        $ 1,005  7.45%  $22,806  6.41%     $ 0  0.00%	  $ 486  7.48%

State and
  Political
  Subdivisions          0  0.00         0  0.00      291  5.58    2,830  5.39

Other 	            5,578  5.73         0  0.00        0  0.00        0  0.00
                   ------  ----   -------  ----     ----  ----   ------  ----

Total               6,583  5.99    22,806  6.41      291  5.58    3,316  5.70


Total Investment
Securities        $20,347        $105,159         $9,677         $8,790
                  =======        ========         ======         ======

    Deposits

    As of December 31, 1996, total deposits were $716.2 million as compared to $599.3 million at December 31, 1995. Average deposits outstanding for 1996 were $654.1 million as compared to $539.6 million during 1995. Certificates of deposit of $100,000 or more comprise $189.6 million, or 26.5% of Southwest Bancshares's total deposits.

    The table below presents information concerning the maturities of certificates of deposit of $100,000 or more as of December 31, 1996.



                   MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE
                            (DOLLARS IN THOUSANDS)


                                        DECEMBER 31, 1996
                                   -----------------------------

                          CERTIFICATES      OTHER TIME
                           OF DEPOSIT        DEPOSITS              TOTAL
                           ----------        --------             -------

3 Months or Less            $ 58,076          $ 6,644            $ 64,720

Over 3 Through 6 Months       49,540              433              49,973

Over 6 through 12 Months      53,849            1,917              55,766

Over 12 Months                28,116            4,308              32,424
                             -------           ------             -------
     Total                  $189,581          $13,302            $202,883


    Revolving Credit Loan

    Southwest Bancshares's outstanding indebtedness under its Credit Loan was $9.25 million at December 31, 1996, as compared to $7.0 million at December 31, 1995. Interest on the Credit Loan is payable quarterly with annual principal reductions through January 2003. The note bears interest at the lender's prime rate, which was 8.25% at December 31, 1996, and 8.5% at December 31, 1995.

    Capital

    Southwest Bancshares's total stockholders' equity as of December 31, 1996, was $53.5 million as compared to $47.9 million at December 31, 1995. The increase in stockholders' equity during 1996 was the result of net income of approximately $5.7 million, which was partially offset by the net unrealized losses on available-for-sale securities.

    Federal banking regulators have adopted a set of three capital ratio guidelines which are applicable to Southwest Bancshares's consolidated capital position. As of December 31, 1996, Southwest Bancshares's consolidated leverage ratio was 6.78%, as compared to a regulatory minimum guideline of 3.00%. Southwest Bancshares's consolidated risk-based capital tier one ratio was 8.51% as compared to a regulatory minimum guideline of 4.0%. Southwest Bancshares's consolidated risk-based total capital ratio was 9.66% as compared to a regulatory minimum guideline of 8.0%.

    Each of the three capital ratios for Southwest Bancshares show reductions during 1996, primarily due to significant increases in the total assets of Southwest Bancshares.

    For additional information concerning Southwest Bancshares's risk-based capital ratios at December 31, 1996 and 1995, and the capital ratios of each of Southwest Bancshares's subsidiary banks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources."


   Income Statement Review for the Years 1996, 1995 and 1994

   Net Income

   In 1996, Southwest Bancshares reported net income of $5.7 million, as compared to $4.6 million in 1995 and $3.0 million in 1994. Earnings per share were $23.36 for 1996, $21.22 for 1995 and $ 16.08 for 1994.

   Net Interest Income

   Net interest income, which is Southwest Bancshares's principal source of earnings, is the difference between income generated by earning assets and interest costs on deposits and borrowings obtained to fund those assets. Factors that impact the level of net income include the volume of earning assets and interest-bearing liabilities, yields earned and rates paid, the level of non-performing loans, and the amount of
   non-interest bearing liabilities supporting earning assets.	The
   increase of $ 130.9 million in the amount of average earning assets and of $ 116.2 million in average interest-bearing liabilities in 1996, as compared to 1995, was due principally to the substantial growth in asset size of both the Jonesboro and Russellville Banks, and growth of the Searcy Bank. The increase of $155.3 million in the amount of earning assets and of $141.2 million in average interest-bearing liabilities in 1995, as compared to 1994, was due principally to the substantial growth in the asset size of the Jonesboro, Searcy and Russellville Banks during 1995.

   For the year ended December 31, 1996, net interest income was $25.4 million, an increase of $8.0 million or 46.4% from 1995. Net interest income for 1995 increased by $3.8 million or 28.4% over 1994. The increase in net interest income is principally attributable to a significant increase in the volume of earning assets and interest-bearing liabilities. The average amount of loans for 1996 was $566.9 million, as compared to $452.9 million in 1995, and $306.9 million in 1994. Total interest-bearing liabilities averaged $648.1 million in 1996, $531.9 million in 1995, and $390.8 million in 1994.

   The following tables present information on average balances and average interest rates and an analysis of changes in net interest income.

                                 AVERAGE BALANCES AND INTEREST RATES
                                        (DOLLARS IN THOUSANDS)

                             1996                         1995                         1994
                  --------------------------   -------------------------    --------------------------
                  AVERAGE   REVENUE/  YIELD/   AVERAGE   REVENUE/  YIELD/   AVERAGE   REVENUE/  YIELD/
                  BALANCE   EXPENSE   COST     BALANCE   EXPENSE   COST     BALANCE   EXPENSE   COST
                  --------------------------   -------------------------    --------------------------

Interest-Earning
  Assets:

Federal Funds     $ 12,503  $   678   5.42%   $  7,823  $   434   5.55%   $  6,644   $   252   3.79%

Investment
  Securities       126,723    7,626   6.02%    114,533    6,662   5.82%    106,272     5,656   5.32%

Loans              566,862   52,924   9.34%    452,874   40,161   8.87%    306,947    24,002   7.82%

Other                  156       12   7.69%        154       15   9.74%        256         7   2.73%

Earning Assets     706,244   61,240   8.67%    575,384   47,272   8.22%    420,119    29,917   7.12%

Non-Earning
  Assets            44,261                      38,032                      32,570
                   -------                     -------                     -------

Total Assets      $750,505                    $613,416                    $452,689
                  ========                    ========                    ========


Interest-Bearing
 Liabilities:

Demand and
  Savings          114,440    3,045   2.66%     95,732    2,598   2.71%     85,429     2,285   2.67%

Time Deposits      495,557   30,368   6.13%    409,460   25,323   6.18%    286,700    13,034   4.55%

Short-Term
  Borrowings        16,528      967   5.85%      9,413      593   6.30%      6,452       294   4.56%

Long-Term
  Borrowings        21,589    1,501   6.95%     17,327    1,441   8.32%     12,179       820   6.73%
                   -------    -----   -----     ------    -----   -----     ------     -----   ----

Total Interest-
  Bearing
  Liabilities      648,114   35,881   5.54%    531,932   29,955    5.63%   390,760    16,433   4.21%

Non-Interest-
  Bearing Demand
  Deposits          44,100                      34,424                      30,142

Other
  Liabilities        6,686                       7,386                         938

Shareholder's
  Equity            51,605                      39,674                      30,849

Total Non-
 Interest          102,391                      81,484                      61,929

Total
  Liabilities
  and Equity      $750,505                    $613,416                    $452,689
                  ========                    ========                    ========

Net Interest
  Earnings                  $25,359                     $17,317                       13,484
                            =======                     =======                       ======

Net Yield on
  Interest-
  Earning
  Assets                              3.59%                       3.01%                        3.21%
                                      ====                        ====                         ====


          ANALYSIS OF CHANGES IN NET INTEREST INCOME FROM EARNING ASSETS

                       CHANGE FROM 1995 TO 1996       CHANGE FROM 1994 TO 1995


                                 YIELD/                        YIELD/
                       VOLUME     RATE      NET      VOLUME    RATE       NET

Interest Earned On:

Federal Funds Sold     $   254   $ (10)   $  244      $  51     $  131   $  182
Investment Securities      729     235       964        455        551    1,006
Loans                   10,541   2,222    12,763     12,599      3,560   16,159

Other                        0      (3)       (3)        (1)         9        8
Change in Interest
Income                  11,524   2,444     13,968     13,104      4,251  17,355

Interest Paid On:

Demand and Savings
  Deposits                 494    (47)        447        278         35     313

Time Deposits            5,248	 (203)      5,045      6,689      5,600  12,289

Short-Term Borrowings      413    (39)        374        163        136     299

Long-Term Borrowings       178   (118)         60        398        223     621
                         -----   -----     ------      -----      -----  ------
Change in Interest
  Expense 	         6,333   (407)	    5,926      7,528      5,994  13.522
                         -----   -----      -----      -----      -----  ------

Changes in Net
  Interest Income
  From Earning Assets 	$5,191  $2,851     $8,042     $5,576   ($1,743)  $3,833
                        ======  ======     ======     ======    ======   ======

   Provision for Loan Losses

   The provision for loan losses represents management's determination of the amount necessary to be charged against the current earnings in order to maintain the allowance for loan losses at a level that is considered adequate in relation to the estimated risk inherent in the loan portfolio. The provision for 1996 was $5.6 million, 1995 was $1.2 million, and 1994 was $1.0 million. The increase during 1996 was attributable to a decision by management to increase the allowance for loan losses to a level commensurate with peer group reserve levels. Nonperforming and other problem loans have remained at low levels during the periods of loan growth. Nonperforming loans at December 31, 1996, amounted to $2,660,000.

   In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was adopted in 1995. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The adoption of this statement did not have a material effect on Southwest Bancshares's financial statements.

   Other Income

   Total other income was $5.1 million for  1996,  compared  to
   $3.7 million for 1995, and $2.1 million in  1994.    Other
   income is comprised primarily of service charges on deposit accounts. The increases in total income during the years of comparison were due primarily to growth of the Russellville Bank and the Jonesboro Bank.

   Other  Expenses

   Other expenses consist of salaries and employee benefits, occupancy costs, amortization, and miscellaneous expenses necessary for the operations of Southwest Bancshares.
   Other expenses for 1996 total $16.2 million,  an  increase of
   $3.2 million or 25.0% as compared to  1995.   The 1995 other
   expenses represented an increase of  $2.8 million or 26.9% over
   1994 other expenses of $10.2 million.   The increases for 1995
   and 1996 are principally attributable to costs associated with incurred in conjunction with the growth in asset levels. The 1996 and 1995 results also reflect an increase in other expenses for Southwest Bancshares and each of the other subsidiaries.

   Pursuant to a professional services agreement with a third party, an accrual of $812,000 has been included in the consolidated financial statement for the year ended
   December 31, 1996.

   Income Taxes

   The provision for income taxes for 1996 was $2.9 million, as compared to $2.2 million in 1995, and $1.3 million in 1994.


   Interest Rate Sensitivity and Liquidity

   Southwest  Bancshares

   On a parent only basis, Southwest Bancshares is dependent upon its revolving line of credit, dividends from subsidiaries, or future stock offerings in order to fund its future debt and operating expense requirements.


   In December 1996 Southwest Bancshares received dividend payments from the Jonesboro Bank of $1.8 million and the Russellville Bank of $1.4 million. Since inception of Southwest Bancshares, other than the December 1996 dividends, none of its subsidiaries has paid any dividends to Southwest Bancshares. All subsidiary earnings have been retained in the respective subsidiaries in order to increase their respective capital levels.

   In   accordance  with  Arkansas  State  Banking  Laws,
   certain  restrictions  exist  regarding  the ability of the banking  subsidiaries  to  transfer  funds  to  Southwest
   Bancshares in the form of cash dividends, loans, or advances. Under such restrictions, the bank subsidiaries may not, without prior approval of bank regulatory agencies, declare or pay dividends of more than 50% of the respective net income. At December 31, 1996, approximately $400,000 of undistributed earnings of the banking subsidiaries, included in the consolidated retained earnings, was available for distribution to Southwest Bancshares without the prior approval of the regulatory agencies. Additionally, Southwest Bancshares's Credit Loan Agreement places additional restrictions on the payment of dividends by the bank subsidiaries.

   Banking  Subsidiaries

   The overall management of the   sources  and  use  of  funds
   of Southwest Bancshares's subsidiaries is the responsibility of each bank's Asset and Liability Management Committee. Each committee is charged with the responsibility of maintaining the liquidity in accordance with established objectives which are consistent with safe and sound banking practices. In addition, the committee is responsible for preserving an appropriate and profitable balance between interest sensitive assets and liabilities to minimize adverse effects on interest rate margins resulting from volatility in interest rate levels.

   A measure of liquidity is the ability to obtain additional funds to meet cash requirements. Liquidity management involves providing funds to meet the requirements of both depositors withdrawing funds and borrowers requesting additional funds to satisfy their credit needs. The liquidity to meet these demands is provided by maturing assets, short-term liquid assets (including the sale of Federal Funds), the sale of participations to other banks, and the ability to obtain funds from external sources.

   On the asset side, liquidity is achieved through the regular maturing of earning assets. Loans, investment securities, and Federal Funds scheduled to mature or be repriced during the twelve-month period following December 31, 1996, total $437.8 million.

   On the liability side, liquidity is achieved principally from additional deposits, other borrowings, the maturities structure of time deposits, and the purchase of Federal Funds. Deposits and other interest-bearing liabilities scheduled to mature or be repriced during the twelve-month period following December 31, 1996, are $447.1 million.

   An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"). Interest rate sensitivity reflects  the  potential  effect  on  net  interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period.

   Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect adversely net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest adversely.

   Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. However, Southwest Bancshares's assets scheduled to mature or reprice during the twelve-month period following December 31, 1996, total $437.8 million while the liabilities scheduled to mature or be repriced total $447.1 million. Therefore, Southwest Bancshares is considered to be liability sensitive. Therefore, should interest rates rise,
   Southwest Bancshares's net interest income would generally be adversely affected.

   Capital Resources

   Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks will be evaluated in terms of capital adequacy. These guidelines relate a bank holding company's capital to the risk profile of its assets. The risk-based capital standards require all banks to have Tier 1 capital of at least 4%, and total capital (Tier 1 and Tier 2) of at least 8%, of risk-adjusted assets. Tier 1 capital includes common stockholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Tier 2 capital may be comprised of limited life preferred stock, qualifying debt instruments, and the reserves for loan losses.

   Banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted average assets. The risk-based capital and leverage ratio requirements replaced the primary capital and total capital guidelines used previously.

   Since the acquisition of its subsidiary banks, and through December 31, 1996, Southwest Bancshares has contributed $4.0 million in additional capital to First Bank of Arkansas, Russellville, $18 million in additional capital to First Bank of Arkansas, Jonesboro, $1.75 million in additional capital to First Bank of Arkansas, Wynne, and $3.75 million in additional capital to First Bank of Arkansas, Searcy. In December 1996 Southwest Bancshares received dividend payments from First Bank of Arkansas, Jonesboro of  $1,800,000  and First Bank of Arkansas,
   Russellville of $1,400,000.   In  January  1997  Southwest
   Bancshares paid dividends to common stockholders of $1,226,375 ($5 per common share).

               INFORMATION CONCERNING FIRST COMMERCIAL

   Information Incorporated by Reference

   The following documents, or the indicated portions thereof, have been filed by First Commercial with the Commission under the Exchange Act and are incorporated by reference in this Joint Proxy Statement/Prospectus:

        1.   Annual Report on Form 10-K for the year ended
             December 31, 1996;

        2. The description of First Commercial's common stock contained in the Registration Statement on Form 10 filed April 30, 1981 and any amendment or report filed for the purpose of updating such description; and

        3.   Registration  Statement   on   Form  8-A   for   the
             preferred share purchase rights as  filed on January
             9, 1991.

   In addition, all other reports filed by First Commercial under the Exchange Act between the date of this Joint Proxy Statement/Prospectus and the date of the Special Meeting are incorporated herein by reference from date of filing. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference" for information with respect to securing copies of documents incorporated by reference in this Joint Proxy Statement/Prospectus.

   Management and Additional Information

   Certain information relating to the executive compensation, various benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to First Commercial is incorporated by reference or set forth in the First Commercial Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference. See
   "Incorporation of Certain Documents by Reference" for information with respect to securing copies of documents incorporated by reference in this Joint Proxy Statement/Prospectus.

                  COMPARATIVE RIGHTS OF SHAREHOLDERS

   General

   If the stockholders of Southwest Bancshares approve the Merger, and if the Merger is subsequently consummated, all stockholders of Southwest Bancshares, other than those exercising dissenters' rights, will become stockholders of First Commercial. The rights of stockholders of First Commercial are governed by and subject to the Arkansas Business Corporation Act of 1987 and First Commercial's Second Amended and Restated Articles of Incorporation, as amended ("First Commercial's Articles"), and Bylaws. Although the rights of stockholders of Southwest Bancshares also are governed by and subject to the Arkansas Business Corporation Act of 1987, the Articles of Incorporation and Bylaws that govern Southwest Bancshares stockholders differ in some respects from First Commercial's Articles and Bylaws. The following is a brief summary asserting some of the principal differences between the rights of First Commercial stockholders and the rights of Southwest Bancshares stockholders not described elsewhere herein.

   Voting Rights

   Holders of First Commercial Stock are entitled to one vote for each share held on all matters brought to a vote before the stockholders of First Commercial. Stockholders of Southwest Bancshares Stock also are entitled to one vote for each share held on all matters brought to a vote before the stockholders of Southwest Bancshares.

   Under First Commercial's Articles, the Board of Directors of First Commercial is authorized to issue preferred stock. In the event a series of preferred stock is issued, the holders of such preferred stock shall be entitled to vote on the election of two directors in the event of a default in preference dividends on the preferred stock and shall have such other voting rights as may be prescribed by First Commercial's Board of Directors in the articles of amendment creating such series of preferred stock, which articles of amendment may be adopted by the Board of Directors without further stockholder action.

   Voting Requirements for Extraordinary Corporate Matters

   The corporate law governing First Commercial and Southwest Bancshares generally requires with respect to mergers, consolidations, sales of all or substantially all of a corporation's assets outside the normal course of business, or voluntary dissolution of a corporation ("extraordinary corporate matters"), that such extraordinary corporate matters be approved by the affirmative vote of the holders of a majority of the votes entitled to be cast. First Commercial's Articles provide, however, that if a transaction is contemplated with an Interested Stockholder (as defined herein) of First Commercial, then pursuant to the Fair Price
   Provision, which is defined and described in greater detail below, the transaction must be approved by the holders of at least 80% of the votes entitled to be cast by the holders of First Commercial Stock. If, on the other hand, the transaction is approved by a majority of disinterested directors or if the price paid to all stockholders in connection with the transaction meet certain standards of fairness set forth in the Fair Price Provision, the 80% vote requirement does not apply.

   Voting for Election of Directors

   The directors of Southwest Bancshares are elected for a term of one year. Pursuant to First Commercial's Articles, its board of directors is divided into three classes of approximately equal size. Such a board is referred to as a classified or staggered board of directors. Each director of First Commercial is elected for a term of three years, and the terms are staggered in such a way that approximately one-third of the terms expire at each annual meeting. The staggering of terms of directors has the potential effect of increasing the difficulty of changing the composition of First Commercial's board of directors to the extent that at least two annual meetings, rather than one, will be required in order for First Commercial stockholders to effect a change in the majority control of its board of directors.

   Neither First Commercial's Articles  nor Southwest Bancshares'
   Articles provide for cumulative voting with respect to the election of directors.

   Amendment of Articles of Incorporation

   An amendment to First Commercial's Articles or Southwest Bancshares's Articles is deemed approved if the number of votes cast in favor of the amendment exceeds the number of votes cast against the amendment, provided that a quorum of those entitled to vote is represented at the meeting; provided, however, if the amendment creates dissenters' rights for a voting group, the amendment must be approved by a majority of the votes entitled to be cast by such voting group. However, First Commercial's Articles require the approval of at least 80% of the shares entitled to vote with regard to the amendment, modification or repeal of provisions dealing with a classified board of directors, advance notice from stockholders of nominations for election of First Commercial directors, the filling of vacancies on the First Commercial board of directors, removal of First Commercial directors, action of stockholders without a meeting, and an amendment of parallel provisions in First Commercial's Bylaws.

   Amendment of Bylaws

   Stockholders of Southwest Bancshares have the power to amend the Bylaws of Southwest Bancshares. Stockholders of First
   Commercial have the power to amend the Bylaws of First Commercial with the exception that Bylaw provisions relating to the nomination of directors by stockholders, notice from stockholders of matters to be brought by stockholders before an annual meeting, special meetings, the taking of action by stockholders without a meeting, the number, election and terms of directors, the removal of directors, and the filling of vacancies may be amended or repealed only with the consent of the holders of at least 80% of the First Commercial Stock entitled to vote.

   Removal of Directors

   Stockholders of Southwest Bancshares may remove a director, either with or without cause, at a meeting called for that purpose if a quorum is present and if the number of votes cast to remove him exceeds the number of votes cast not to remove him. The stockholders of First Commercial may similarly remove a director, but only for cause.

   Limitation of Director Liability

   As permitted by the Arkansas Business Corporation Act of 1987, First Commercial's Articles and Southwest Bancshares's Articles each provide that no director of First Commercial or Southwest Bancshares shall be personally liable to First
   Commercial or Southwest Bancshares, respectively, or their respective stockholders for monetary damages for or with respect to any acts or omissions in the performance of his duties as director.

   Filling Vacancies on the Board of Directors

   Under the corporate law governing Southwest Bancshares, vacancies on its Board of Directors may be filled by the vote of its stockholders or the Board of Directors. Under First Commercial's Articles, vacancies on its board of directors shall be filled solely by the affirmative vote of a majority of the remaining directors then in office. This provision precludes the holder of a majority of First Commercial Stock from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by removal with his own nominees.

   Nomination of Director Candidates  and Advance Notice  of
   Matters  to  be  Brought  Before  an  Annual  Meeting  by
   Stockholders

   First Commercial's Articles provide that nominations for the election of directors and placement of matters before the stockholders at an annual meeting must be made as provided by the First Commercial Bylaws. The pertinent bylaw provisions provide that stockholders intending to nominate director candidates for election must deliver written notice thereof to the Secretary of First Commercial not later than (i) with respect to an election to be held at an annual meeting of stockholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. The Bylaws further provide that the notice shall set forth certain information concerning such stockholder and his nominee(s), including their names and addresses, a representation that the stockholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, a description of all arrangements or understandings between the stockholder and each nominee, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such stockholder and the consent of each nominee to serve as a director of First Commercial if so elected.

   The First Commercial Bylaws further provide that for business properly to be brought before an annual meeting by a stockholder, the stockholder must deliver written notice of such matter to the Secretary of First Commercial not less than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders and the notice must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business, (ii) the name and address of the stockholder proposing such business, (iii) the class and number of shares of First Commercial beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

   The advance notice requirements, by regulating stockholder nominations and matters to be brought before an annual meeting by stockholders, afford the board of directors of First Commercial the opportunity to consider the qualifications of proposed nominees and the importance of matters proposed to be brought before an annual meeting and, to the extent deemed necessary or desirable by the Board, to inform stockholders about the qualifications of nominees and issues important to the consideration of matters brought before an annual meeting. There is the chance that these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to adopt a matter which serves its own interest, without regard to whether such might be harmful or beneficial to First Commercial and its stockholders.

    Fair Price Provision

   The following summary of the Fair Price Provision in First Commercial's Articles (the "Fair Price Provision") is qualified in its entirety by reference to the Fair Price
   Provision  found  in  Article  EIGHTH  of  First  Commercial's
   Articles, which appear as an exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.

   First Commercial's Articles require approval by holders of eighty percent (80%) of the votes entitled to be cast as a condition for mergers and certain other Business Combinations (as hereinafter more fully defined, "Business Combination") involving First Commercial and any person or group holding five percent (5%) or more of the First Commercial Stock (an "Interested Shareholder"), unless the transaction is approved by a majority of the members of the First Commercial Board who are unaffiliated with the Interested Shareholder and who were directors before the Interested Shareholder became an Interested Shareholder, or certain minimum price and procedural requirements are met.

   A Business Combination includes (a) a merger or consolidation of First Commercial with an Interested Shareholder, (b) the sale or other disposition by First Commercial or a subsidiary of assets of $10,000,000 or more if an Interested Shareholder is a party to the transaction, (c) the issuance of stock or other securities of First Commercial or of a subsidiary to a person that, immediately prior to such issuance, is an Interested Shareholder in exchange for cash or property of $10,000,000 or more, (d) the adoption of any plan or proposal for the liquidation or dissolution of First Commercial proposed by or on behalf of an Interested Shareholder, or (e) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing the proportionate shares of the outstanding stock of any class of First
   Commercial  or   a   subsidiary   owned   by   an   Interested
   Shareholder.

   The 80% affirmative stockholder vote contemplated by the Fair Price Provision is not required if (1) the transaction is approved by a majority of the disinterested directors or (2) all of the various minimum price criteria and procedural requirements are satisfied.

   The minimum price criteria referred to above require that when cash or other consideration is being paid to First Commercial stockholders in connection with a Business Combination, the consideration to be paid would be required to be either cash or the same type of consideration used by the Interested Shareholder in acquiring the largest portion of its common stock prior to the first public announcement of the terms of the proposed Business Combination. In the case of payments of First Commercial Stock to stockholders, the per share fair market value of such payments would have to be at least equal in value to the higher of (i) the highest per share price paid by an Interested Shareholder in acquiring any shares during the two years prior to announcement of the Business Combination or in the transaction in which it became an Interested Shareholder (whichever is higher) or (ii) the fair market value per share of common stock on the date of the announcement of the Business Combination or on the date on which the Interested Shareholder became an Interested Shareholder (whichever is higher), in either case appropriately adjusted for any stock dividend, stock split or combination of shares.

   The Fair Price Provision provides that a vote of the holders of eighty percent (80%) or more of the votes entitled to be cast by the holders of First Commercial Stock is required in order to amend, alter or repeal, or adopt any provisions inconsistent with, the Fair Price Provision.

   Because of the higher percentage requirement for stockholder approval of any Business Combination not meeting the price and procedural requirements described above, and the possibility of having to pay a higher price than would otherwise be the case to other stockholders in such a Business Combination, it may become more costly for a purchaser to acquire control of First Commercial. The Fair Price Provision may therefore decrease the likelihood that a tender offer will be made for less than 80% of the voting power of First Commercial Stock and, as a result, may adversely affect those stockholders who would desire to participate in such a tender offer. The Fair Price Provision also has the effect of giving veto power to the holders of a minority of the voting power of First Commercial Stock with respect to a Business Combination that is opposed by the
   Board of Directors but which a majority of the stockholders may believe to be desirable and beneficial. In addition, since only the disinterested directors will have the authority to eliminate the 80% stockholder vote required for a Business Combination, the Fair Price Provision may have the effect of insulating current management against the possibility of removal in the event of a takeover bid.

   Shareholder Rights Plan

   Preferred share purchase rights ("Rights") are attached to shares of First Commercial Stock, including the shares offered hereby, pursuant to a Shareholder Rights Plan of First Commercial (the "Rights Plan"). The following description of the Rights is qualified in is entirety by reference to the Rights Plan, which is incorporated herein by reference. See "Information Concerning First Commercial - Information Incorporated by Reference."

   The Rights trade automatically with shares of First Commercial Stock, and become exercisable and will trade separately from the First Commercial Stock on the tenth day after public announcement that a person or group has acquired, or has the right to acquire, beneficial ownership of 20% or more of the outstanding shares of First Commercial Stock, or on the tenth day following commencement or announcement of intent to make a tender offer for 20% or more of the outstanding shares of First Commercial Stock, in either case without prior written consent of the First Commercial Board. When exercisable, one Right entitles the holder to buy 1/100 of a share of Junior Participating Preferred Stock of First Commercial at an exercise price of $75 per Right. The exercise price payable, and the number of shares of Junior Participating Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain events in order to prevent dilution. In addition, the number of outstanding Rights are also subject to adjustment in the event of a stock dividend on First Commercial Stock payable in shares of First Commercial Stock, subdivisions of the First Commercial Stock, or combinations of shares of First Commercial Stock into a smaller number of shares.

   In the event a person acquires a beneficial ownership of 20% or more of First Commercial Stock, holders of Rights (other than the acquiring person or group) may purchase First Commercial Stock having a market value of twice the then current exercise price of each Right or, under certain circumstances, holders of Rights may purchase stock of the acquiring company having a market value of twice the current exercise price of each Right.

   The Rights are designed to protect the interests of First Commercial and its shareholders against coercive takeover tactics. The purpose of the Rights is to encourage potential acquirors to negotiate with First Commercial's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The Rights may deter certain takeover proposals. The Rights, which can be redeemed by First Commercial's Board of Directors in certain circumstances, expire by their terms on September 28, 2000.


                           LEGAL OPINIONS

   The validity of the shares of First Commercial Stock offered hereby will be passed upon for First Commercial by Friday, Eldredge & Clark, Little Rock, Arkansas. Legal opinions relating to tax matters will be furnished by Friday, Eldredge & Clark, special tax counsel to First Commercial. Paul B. Benham III, a partner of Friday, Eldredge & Clark, beneficially owns, individually and through various retirement plans, 1,945 shares of First Commercial Stock.

   Certain legal matters will be passed upon for Southwest Bancshares by Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. John S. Selig, a member of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., beneficially owns, individually and through various retirement plans, 250 shares of Southwest Bancshares Stock and 224 shares of First Commercial Stock.

                               EXPERTS

   Southwest Bancshares

   The consolidated financial statements of Southwest Bancshares and subsidiaries as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Kemp & Company, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   First Commercial

   The consolidated financial statements of First Commercial incorporated by reference in First Commercial's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

      CONSOLIDATED FINANCIAL STATEMENTS OF SOUTHWEST BANCSHARES

   INDEX  TO  CONSOLIDATED  FINANCIAL   STATEMENTS  OF  SOUTHWEST
   BANCSHARES


Report of Independent Auditors                                F-1

Consolidated Balance Sheets - December 31, 1996 and 1995      F-2

Consolidated Statements of Income - Years ended
  December 31, 1996, 1995 and 1994                            F-3

Consolidated Statements of Stockholder's Equity -
  Years ended December 31, 1996, 1995 and 1994                F-4

Consolidated Statements of Cash Flows -
  Years ended December 31, 1996, 1995 and 1994                F-5

Notes to Consolidated Financial Statements -
  December 31, 1996                                           F-6

                     Report of Independent Auditors



The Board of Directors and Stockholders
Southwest Bancshares, Inc.


We have audited the accompanying consolidated balance sheets of Southwest Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for investment securities during 1994.

/s/ Kemp & Company

Little Rock, Arkansas
January 31, 1997

                 SOUTHWEST BANCSHARES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1996 and 1995


                                                    1996            1995
                                                   -------         -------
ASSETS

 Cash and due from banks (Note 2)              $  22,188,099   $  17,738,653
 Interest bearing deposits in other
 financial institutions                              149,797         129,564
 Federal funds sold                               23,480,000      13,295,000
 Investment securities (Note 3):
 Held-to-maturity securities (approximate
  fair values of $110,221,425 in 1996 and
  $89,232,381 in 1995)                           110,977,790      89,353,147
  Available-for-sale securities                   32,995,543      27,818,747
                                                 -----------     -----------
                                                 143,973,333     117,171,894
  Loans, net (Notes 4, 8, 10 and 12)             596,735,989     508,114,511
  Premises and equipment, net (Note 5)            19,068,763      17,242,826
  Accrued interest receivable                      7,619,981       7,340,153
  Goodwill, net of accumulated amortization
  of $1,110,951 in 1995 and $855,425 in 1995       2,688,179       2,959,543
  Other assets                                     3,904,106       2,225,538
                                                ------------   -------------
                                                $819,808,247    $686,217,682
                                                ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

 Deposits (Note 6):
   Noninterest bearing                         $  55,129,411   $  43,550,880
   Interest bearing                              661,117,399     555,774,498
                                                 -----------     -----------
                                                 716,246,810     599,325,378
  Federal funds purchased and securities
   sold under agreements to repurchase            17,332,321      13,401,616
  Revolving credit loan (Note 7)                   9,250,000       7,000,000
  Other borrowed funds (Note 8)                   14,393,965      11,567,436
  Accrued interest payable                         7,310,224       5,872,492
  Other liabilities                                1,747,736       1,146,362
                                                  ----------    ------------
           Total liabilities                     766,281,056     638,313,284
                                                 ===========     ===========

  Commitments (Notes 10, 12, 16 and 17)

  Stockholders' equity (Notes 7, 9, 14, 16
    and 17):  Common stock, $1 par value:
      Authorized 10,000,000 shares
      Issued and outstanding: 245,275 shares         245,275         245,275
    Surplus                                       36,636,962      36,636,962
    Retained earnings                             16,723,701      10,993,207
    Net unrealized gains (losses) on
     available-for-sale securities less
     deferred income taxes (benefit) of
     ($48,861) in 1996 and $17,965 in 1995           (78,747)         28,954
                                                   ----------    -----------
          Total stockholders' equity              53,527,191      47,904,398
                                                ------------    ------------
                                                $819,808,247    $686,217,682
                                                ============    ============

See notes to consolidated financial statements.

                 SOUTHWEST BANCSHARES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF INCOME
                Years ended December 31, 1996, 1995 and 1994

                                     1996            1995           1994
                                    ------           -----          -----
  Interest income:
    Loans, including fees          $52,924,159   $40,161,174    $24,002,157
    Investment securities:
      Taxable                        6,878,065     5,824,038      4,850,016
      Tax-exempt                       748,077       837,614        806,188
      Other                            689,720       449,270        258,797
                                    ----------    ----------     ----------
                                    61,240,021    47,272,096     29,917,158
  Interest expense:
    Deposits                        33,413,163    27,921,004     15,319,616
    Short-term borrowings              966,620       593,014        294,132
    Long-term borrowings             1,501,450     1,441,505        819,873
                                    ----------    ----------     ----------
                                    35,881,233    29,955,523     16,433,621
                                    ----------    ----------     ----------

  Net interest income               25,358,788    17,316,573     13,483,537

  Provision for loan losses
   (Note 4)                          5,581,265     1,163,874        994,077
                                    ----------    ----------     ----------
  Net interest income after
    provision for loan losses       19,777,523    16,152,699     12,489,460

  Other income:
    Service charges on deposit
    accounts                         2,990,749     2,292,846      1,468,097
    Net gains (losses) on sales
     of available-for-sale
     securities                         (5,769)        4,318          -0-
    Other (Note 15)                  2,113,799     1,401,671         656,531
                                     ---------     ---------       ---------
                                     5,098,779     3,698,835       2,124,628
  Other expenses:
    Salaries and benefits            7,973,273     6,580,499       5,027,234
    Net occupancy                    2,466,036     2,012,853       1,466,631
    Amortization                       255,526       256,341         281,382
    Other (Note 15)                  5,552,760     4,143,705       3,466,512
                                    ----------    ----------      ----------
                                    16,247,595    12,993,398      10,241,759
                                    ----------    ----------      ----------

  Income before income taxes         8,628,707     6,858,136       4,372,329

  Applicable income taxes
    (Note 11)                        2,898,213     2,245,867       1,349,635
                                    ----------    ----------      ----------
  Net income                       $ 5,730,494   $ 4,612,269    $  3,022,694
                                    ==========     =========       =========

  Net income per common share          $ 23.36       $ 21.22         $ 16.08
                                         =====         =====           =====

  See notes to consolidated financial statements.

                     SOUTHWEST BANCSHARES, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     Years ended December 31, 1996, 1995 and 1994

                                                                        Unrealized
                                                                       gains (losses)
                                                                       on available-
                                 Common                     Retained      for-sale
                                 stock        Surplus       earnings     securities       Total

Balance at January 1, 1994    $ 1,654,750    $20,241,287   $ 3,358,244    $            $25,245,281

Adjustment for change in
 accounting principle, net
  of deferred income taxes
  of $64,329 (Note 3)                                                       104,957        104,957
Issuance of common stock
  (43,600 shares)                 436,000      7,063,200                                 7,499,200
Net income                                                   3,022,694                   3,022,694
Net change in unrealized
  gains (losses) on
  available-for-sale
  securities, net of
  deferred income tax
  benefit of $258,358                                                      (423,925)      (423,925)
Reduction in par value
  of common stock
  (Note 9)                     (1,873,575)     1,873,575
                                ---------      ---------    ----------     ---------    ----------
Balance at December 31, 1994      208,175     29,178,062     6,380,938     (318,968)    35,448,207

Issuance of common stock
  (37,100 shares)                  37,100      7,458,900                                 7,496,000
Net income                                                   4,612,269                   4,612,269
Net change in unrealized
  gains (losses) on
  available-for-sale
  securities, net of
  deferred income taxes
  of $215,880                                                               347,922        347,922
                                ---------     ----------    ----------     --------     ----------
Balance at December 31, 1995      245,275     36,636,962    10,993,207       28,954     47,904,398
Net income                                                   5,730,494                   5,730,494
Net change in unrealized
  gains (losses) on
  available-for-sale
  securities, net of
  deferred income tax
  benefit of $66,827                                                       (107,701)      (107,701)
                                ---------     ----------    ---------      --------     ----------
Balance at December 31, 1996   $  245,275    $36,636,962   $16,723,701    $ (78,747)   $53,527,191
                                =========     ==========    ==========      ========    ==========

See notes to consolidated financial statements.

                 SOUTHWEST BANCSHARES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended December 31, 1996, 1995 and 1994


                                        1996         1995           1994
                                       ------       ------         ------
Operating activities:
  Net income                      $  5,730,494   $  4,612,269   $  3,022,694
  Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Depreciation and amortization     1,418,274      1,214,949        968,232
     Amortization of investment
     securities premiums and
     accretions of discounts, net         (214)        66,332        157,486
   Provision for loan losses          5,581,265     1,163,874        994,077
     Deferred income taxes           (1,800,000)     (215,000)      (299,000)
     Net gains (losses) on sales
       of available-for-sale
       securities                         5,769       (4,318)          -0-
     Changes in assets and
       liabilities net of effects
       of acquisitions:
    Accrued interest receivable
      and other assets                  (91,570)  (2,620,547)     (2,075,371)
    Accrued interest payable and
     other liabilities                2,039,106    3,517,049       1,063,270
                                      ---------    ---------       ---------
    Net cash provided by operating
    activities                       12,883,124    7,734,608       3,831,388

Investing activities:
  Net assets of acquired
   subsidiaries, net of cash
   acquired                             -0-          -0-           (1,905,194)
  Net decrease (increase) in
   federal funds sold              (10,185,000)  (13,295,000)      14,850,000
  Proceeds from sales of
   investment securities               965,575     1,021,875           -0-
  Proceeds from maturities of
   held-to-maturity securities      34,977,623     9,802,763        5,668,625
  Purchases of held-to-maturity
   securities                      (52,583,330)  (10,352,306)     (38,136,954)
  Proceeds from maturities of
   available-for-sale securities     5,800,000    12,920,000        8,945,000
  Purchases of available-for-sale
   securities                      (16,141,389)  (15,326,858)      (7,741,965)
  Net increase in loans            (94,202,743) (129,961,439)    (130,884,409)
  Purchases of premises and
   equipment                        (2,972,847)   (2,500,078)      (4,802,218)
  Other                                  5,558       (38,854)         488,675
                                   -----------   -----------      -----------
       Net cash used in
         investing activities     (134,336,553) (147,729,897)    (153,518,440)

Financing activities:
  Net increase in deposits         116,921,432   128,463,031      131,114,317
  Net increase (decrease) in
   federal funds purchased and
   securities sold under
   agreements to repurchase          3,930,705   (1,241,982)       12,908,598
  Proceeds from long-term
   borrowings                        6,340,400   10,550,000         9,922,000
  Payments on long-term
   borrowings                       (1,263,871)  (6,177,205)       (4,096,188)
  Proceeds from issuance of
   common stock                         -0-       7,496,000         7,499,200
                                   -----------  -----------       -----------
         Net cash provided by
           financing activities    125,928,666  139,089,844       157,347,927
                                   ===========  ===========       ===========

Net increase (decrease) in cash      4,475,237     (905,445)        7,660,875
Balance - January 1                 17,712,862   18,618,307        10,957,432
                                    ----------   ----------        ----------

Balance - December 31              $22,188,099  $17,712,862       $18,618,307
                                   ===========  ===========       ===========

See notes to consolidated financial statements.


Note 1:  Organization and summary of significant accounting policies


Organization

Southwest Bancshares, Inc. (the Company) was formed on July 3, 1990, as a bank holding company. The Company has the following wholly - owned subsidiaries as of December 31, 1996: First Bank of Arkansas, Russellville,
Arkansas (the Russellville Bank); First Bank of Arkansas, Jonesboro, Arkansas
(the Jonesboro Bank); First Bank of Arkansas, Wynne, Arkansas (the Wynne
Bank); and First Bank of Arkansas, Searcy, Arkansas (the Searcy Bank).  During
1995, the First Bank of Arkansas, Trumann Arkansas (the Trumann Bank) was merged into the Jonesboro Bank. This transaction had no effect on the consolidated financial statements.


Acquisitions

The Company acquired all of the stock of the Searcy Bank on April 13, 1994 for $2,600,000. The purchase price was approximately $1,204,000 in excess of the fair value of the net assets acquired which was recognized in the financial statements as goodwill. This transaction was accounted for by the purchase method and, accordingly, results of operations of the Searcy Bank have been included in the consolidated financial statements since the date of acquisition.


Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.


Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.
Actual results could differ from those estimates.


Investment securities

The Company's investment securities are classified as held-to-maturity securities and available-for-sale securities. Debt securities for which the Company has the positive intent and ability to hold until


Note 1:  Summary of significant accounting policies (continued)


Investment securities (continued)

maturity are classified as held-to-maturity securities that are reported at cost, adjusted for amortization of premiums and accretion of discounts.
Available-for-sale securities consist of securities not classified as held-to-maturity and are reported at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized.
Gains or losses on the sale of securities are computed using the carrying amount of the specific securities sold.


Revenue recognition

Interest on loans is recognized in operations based upon the principal amount outstanding. Loans are placed on nonaccrual status when management believes that, after giving consideration to economic and business conditions and collection efforts, the collection of interest is doubtful or when the payment of principal and interest has become contractually 90 days past due unless the obligation is both well secured and in process of collection.


Allowance for loan losses

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based on reviews of individual loans, recent loan loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Loans are charged against the allowance for loan losses at such time as management believes the collectibility of the principal is unlikely. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.


Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation.
Depreciation expense is computed on the straight-line method over the estimated useful lives of the assets.


Goodwill

Goodwill is amortized using the straight-line method over 15 years.


Note 1:  Summary of significant accounting policies (continued)


Income taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company and its bank subsidiaries file consolidated income tax returns.
Each subsidiary provides for income taxes on a separate-return basis and remits to or receives from the Company amounts currently payable or receivable in accordance with the Company's tax allocation agreement.


Earnings per share

Earnings per share is based on the average shares outstanding during each year which were 245,275 shares, 217,396 shares, and 187,964 shares for the years ended December 31, 1996, 1995 and 1994, respectively.


Cash equivalents

For purposes of the statements of cash flows, the Company considers cash and due from banks as cash and cash equivalents.


Reclassifications

Certain reclassifications of 1995 and 1994 amounts were made to conform with the 1996 presentation.


Future application of accounting standards

During 1996, the Financial Accounting Standards Board issued Statement No.
125, "Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities". The adoption of Statement No. 125 (required in 1997), which supercedes previous accounting standards for the sale of mortgage loans subject to repurchase agreements (see Note 10), is not expected to have a significant impact on the Company's consolidated financial statements.


  Note 1:  Summary of significant accounting policies (continued)


Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments (see Note 10 for summary table):

Cash, due from banks, interest bearing deposits in other financial institutions and federal funds sold: The carrying amounts for these assets reported in the balance sheet approximate their fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.
The fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or using quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Deposits: The fair values of noninterest bearing deposits, interest bearing transaction accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).
The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date.
Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of such deposits.

Short-term borrowings: The carrying amounts of federal funds purchased and securities sold under agreements to repurchase approximate their fair values.

Other borrowed funds: Fair values are estimated using rates currently offered for borrowings of similar maturities.

Revolving credit loan: Fair value on the revolving credit loan is the amount payable at the reporting date since the interest rate is equal to the prime rate on corporate loans.


  Note 1:  Summary of significant accounting policies (continued)


Fair values of financial instruments (continued)

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Commitments to extend credit and standby letters of credit: The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. The fair values of standby letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. Due to the insignificance of the fees that would be currently charged for such agreements and the short-term nature of the current agreements, no fair value estimates have been made for commitments to extend credit and standby letters of credit.

  Note 2:  Restrictions on cash and due from bank accounts

The bank subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The average amounts of the reserve balances for the years ended December 31, 1996 and 1995 were approximately $3,129,000 and $2,400,000, respectively.

  Note 3:  Investment securities

On January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with the Statement, prior period financial statements were not restated to reflect the change in accounting principle. The adoption of the Statement resulted in an increase in stockholders' equity of $104,957, net of $64,329 in deferred income taxes, as of January 1, 1994 to reflect the net unrealized gains on securities classified as available-for-sale.


  Note 3:  Investment securities (continued)

The amortized cost and approximate fair values of investment securities are as follows as of December 31:

                                                 1996
                              ------------------------------------------

                                            Gross        Gross
                             Amortized    unrealized   unrealized    Fair
                                cost        gains        losses      value
                              --------     ---------    ---------    -----

Held-to-maturity:

U. S. Treasury securities
  and obligations of U.S.
  government agencies        $ 98,495,282  $105,579  $  676,208   $ 97,924,653
Obligations of states and
  political subdivisions       11,262,161   150,105     351,243     11,061,023
  Mortgage-backed securities    1,220,347    18,311       2,909      1,235,749
       Total debt securities  110,977,790   273,995   1,030,360    110,221,425
  Equity securities                -0-        -0-        -0-           -0-
                              -----------   -------   ---------    ----------
                             $110,977,790  $273,995  $1,030,360   $110,221,425
                              ===========   =======   =========    ===========

  Available-for-sale:

  U.S. Treasury securities
    and obligations of U.S.
    government agencies      $ 24,406,106  $100,160   $ 209,845   $ 24,296,421
  Obligations of states and
    political subdivisions      3,138,834    26,055      43,877      3,121,012
  Corporate debt securities     1,000,488       422        -0-       1,000,910
      Total debt securities    28,545,428   126,637     253,722     28,418,343
  Equity securities             4,577,200     -0-         -0-        4,577,200
                               ----------   -------     -------    -----------
                             $ 33,122,628  $126,637   $ 253,722   $ 32,995,543
                               ==========   =======     =======     ==========


  Note 3:  Investment securities (continued)


                                                   1995
                              ------------------------------------------

                                            Gross       Gross
                              Amortized   unrealized  unrealized     Fair
                                 cost        gains      losses       value
                              ---------    --------    --------      -----

Held-to-maturity:

U. S. Treasury securities
  and obligations of U.S.
  government agencies         $76,074,700   $350,388    $382,175   $76,042,913
Obligations of states and
  political subdivisions       11,524,141    226,053     348,157    11,402,037
Mortgage-backed securities      1,754,306     34,671       1,546     1,787,431
     Total debt securities     89,353,147    611,112     731,878    89,232,381
Equity securities                  -0-         -0-         -0-          -0-
                               ----------    -------    --------    ----------
                              $89,353,147   $611,112    $731,878   $89,232,381
                               ==========    =======     =======    ==========

Available-for-sale:

U.S. Treasury securities
  and obligations of U.S.
  government agencies         $18,119,284   $201,586    $ 42,093   $18,278,777
  Obligations of states and
    political subdivisions      4,105,374     60,372     168,601     3,997,145
  Corporate debt securities     1,787,375       -0-        4,700     1,782,675
                               ----------    -------     -------    ----------
      Total debt securities    24,012,033    261,958     215,394    24,058,597
  Equity securities             3,760,150       -0-         -0-      3,760,150
                               ----------    -------     -------    ----------
                              $27,772,183   $261,958    $215,394   $27,818,747
                               ==========    =======     =======    ==========




  Note 3:  Investment securities (continued)

The scheduled maturities of held-to-maturity and available-for-sale debt securities at December 31, 1996 are as follows:


                           Held-to-maturity            Available-for-sale
                           ----------------           -------------------
                         Amortized       Fair         Amortized      Fair
                            cost         value           cost        value
                          --------       -----         -------       -----



Due in one year or
  less                 $ 13,303,522   $ 13,339,044   $ 1,999,106   $ 2,005,590
Due after one year
  through five years     77,214,493     76,826,138    21,659,479    21,552,996
Due after five years
  through ten years      13,378,241     13,184,820     1,250,000     1,252,965
Due after ten years       5,861,187      5,635,674     3,636,843     3,606,792
                        -----------    -----------    ----------    ----------
                        109,757,443    108,985,676    28,545,428    28,418,343
Mortgage-backed
  securities              1,220,347      1,235,749        -0-           -0-
                        -----------    -----------    ----------    ---------
                       $110,977,790   $110,221,425   $28,545,428   $28,418,343
                        ===========    ===========    ==========    ==========

Proceeds from sales of available-for-sale securities during 1996 amounted to $965,575. Gross gains of $25,460 and gross losses of $31,229 were realized on the sales. Proceeds from sales of available-for-sale securities during 1995 amounted to $1,021,875 and gross gains of $4,318 were realized on the sales.
There were no sales of investment securities during 1994.

In connection with the implementation of the Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity
Securities issued by the Financial Accounting Standards Board in November
1995, management transferred held-to-maturity investment securities with an amortized cost balance of $4,105,374 to the available-for-sale securities category. The unrealized loss on the securities transferred amounted to $103,299.

At December 31, 1996 and 1995, investment securities with an aggregate carrying amount of approximately $122,109,000 and $81,832,000, respectively, were pledged to collateralize public deposits and for other purposes.


  Note 4:  Loans and allowance for loans losses

The major categories of loans as of December 31, 1996 and 1995 are as follows:

                                     1996               1995
                                     ----               ----

Real Estate:
  Residential                    $149,408,304        $133,742,318
  Construction                     59,856,122          50,224,119
  Other                           167,458,341         131,546,312
  Commercial                      158,131,322         126,891,301
  Agricultural loans               28,556,058          32,760,078
  Installment                      42,377,087          37,027,088
                                  -----------         -----------
                                  605,787,234         512,191,216
Less allowance for loan losses     (9,051,245)         (4,076,705)
                                   -----------        -----------
       Loans, net                 $596,735,989       $508,114,511
                                   ===========        ===========

Changes in the allowance for loan losses are as follows:

                                       1996          1995          1994
                                       ----          ----          ----

Beginning balance                   $4,076,705    $3,214,584    $2,220,504
  Provision for loan losses          5,581,265     1,163,874       994,077
  Allowances of acquired
    institutions                         -0-          -0-          111,896
Net charges-offs:
  Charge-offs                         (756,108)     (357,007)     (164,219)
  Recoveries                           149,383        55,254        52,326
                                     ---------     ---------     ---------
Ending balance                      $9,051,245    $4,076,705    $3,214,584
                                     =========     =========     =========


During 1995, the Company adopted Statement of Financial Accounting Standards
("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118. The Statement requires that impaired loans, which management considers to be nonaccrual loans, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.
The effect of the adoption of this Statement on the Company's 1995 financial statements was not significant.


  Note 4:  Loans and allowance for loans losses (continued)

Nonaccrual loans amounted to approximately $2,660,000 and $286,000 at December
31, 1996 and 1995, respectively. There were no significant allowance for loan loss allocations for nonaccrual loans at December 31, 1996 and 1995.
Average nonaccrual loans were not significant for the years ended December
31, 1996 and 1995.


  Note 5:  Premises and equipment

Premises and equipment consists of the following at December 31:

                                         1996             1995
                                         ----             ----

Land                                 $ 2,009,910     $ 1,987,505
Building and improvements             14,017,538      11,837,157
Furniture and equipment                6,134,171       4,720,086
Construction in progress                   -0-           689,873
                                      ----------      ----------
                                      22,161,619      19,234,621
Less accumulated depreciation         (3,092,856)     (1,991,795)
                                      ----------       ---------
                                     $19,068,763     $17,242,826
                                      ==========      ==========


Depreciation expense amounted to $1,146,910, $943,028 and $686,850, in 1996, 1995 and 1994, respectively.


  Note 6:  Deposits

The following summarizes information on deposits as of December 31:

                                           1996           1995

Noninterest bearing accounts            $ 55,129,411    $ 43,550,880
NOW and money market accounts            108,602,395      93,056,225
Savings accounts                          18,692,489      16,490,874
Time deposits, $100,000 and over         202,882,816     155,546,139
Other time deposits                      330,939,699     290,681,260
                                         -----------     -----------
                                        $716,246,810    $599,325,378
                                         ===========     ===========


  Note 6:  Deposits

Interest paid on deposits and long-term borrowings amounted to $34,443,501, $26,646,232 and $15,217,319 for the years ended December 31, 1996, 1995 and
1994, respectively.

  Note 7:  Revolving credit loan

The Company's revolving credit loan with a financial institution bears interest, which is payable quarterly, at the lender's prime rate (8.25% at December 31, 1996 and 8.5% at December 31, 1995). Principal payments sufficient to reduce the outstanding principal balance to the maximum aggregate principal amount as set forth below are payable in annual installments on the 15th day of each January until 2002. On January 15, 2003, the remaining outstanding principal balance plus all accrued and unpaid interest is due and payable. The note is collateralized by all of the outstanding stock of the Company's subsidiaries. The maximum available aggregate principal amount is as follows:

                                                      Maximum Aggregate
                                                       Principal Amount
                                                       ----------------

Through January 15, 1996                                   $12,000,000
January 16, 1996 through January 15, 1997                   10,872,000
January 16, 1997 through January 15, 1998                    9,654,366
January 16, 1998 through January 15, 1999                    8,128,951
January 16, 1999 through January 15, 2000                    6,747,029
January 16, 2000 through January 15, 2001                    5,242,442
January 16, 2001 through January 15, 2002                    3,633,012
January 16, 2002 through January 15, 2003                    1,855,533

The revolving credit loan agreement provides that the Company may declare and pay dividends to its stockholders without the written consent of the lender if the payments of principal and interest on the loan are current and the amount of the dividends do not exceed 25% of net income (see Note 17). The agreement allows the bank subsidiaries to pay dividends to the Company in amounts necessary to pay amounts currently due to the lender and operating expenses (see Note 14 for regulatory restrictions on the payments of dividends by the bank subsidiaries). The revolving credit agreement requires the Company and the bank subsidiaries to maintain specified financial ratios.
Certain of the financial ratio requirements have been waived by the lender.


  Note 8:  Other borrowed funds

                                                 1996             1995
                                                 ----             ----

Advances from Federal Home Loan Bank (FHLB)    $14,357,965     $11,513,436
Unsecured installment note                          36,000          54,000
                                                ----------      ----------
                                               $14,393,965     $11,567,436
                                                ==========      ==========

Advances from the FHLB under the Blanket Floating Lien Program are used to fund residential real estate loans. First mortgage loans (1-4 family) must be available to secure borrowings in an aggregate amount of up to the lesser of 65% of the book value of such loans or 35% of total assets. The advances are payable monthly with interest rates ranging from 5.62% to 8.41% and have final maturities ranging from 1997 through 2015.

The unsecured installment note is payable in annual installments of $18,000 with interest at 6%.

Schedule principal payments on other borrowed funds for the next five years are as follows: 1997 - $2,384,268; 1998 - $2,351,553; 1999 - $1,268,625;
2000 - $1,249,442; and 2001 - $1,151,494.

  Note 9:  Change in par value of common stock

In November 1995, the stockholders of the Company approved an amendment to the Articles of Incorporation increasing the authorized shares of the Company from 250,000 shares to 10,000,000 shares. In November 1994, the stockholders of the Company approved an amendment to the Articles of Incorporation reducing the par value of the Company's common stock to $1 from $10. The reduction in the par value of common stock resulted in a transfer of $1,873,575 from common stock to surplus in the consolidated financial statements.

  Note 10: Commitments, financial instruments and concentrations of credit risk

The bank subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.


   Note 10: Commitments, financial instruments and concentrations of credit risk (continued)

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements is represented by the contractual terms of those instruments. The bank subsidiaries use the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. The total amounts of financial instruments with off-balance-sheet risk are as follows at December 31:

                                             1996               1995
                                             ----               -----

Commitments to extend credit              $87,870,000       $79,041,000
Standby letters of credit                   2,598,000           610,000
Mortgage loans sold subject to
  repurchase agreements                    39,475,000        16,509,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Standby letters of credit are conditional commitments issued by the bank subsidiaries to guarantee the performance of customers to third parties. Those guarantees are primarily issued to support private borrowing arrangements. Bank subsidiaries were committed as of December 31, 1996 and 1995 under certain mortgage loan sale agreements to repurchase loans that did not meet the standards of the related sale agreements or that became delinquent within a stated period of timeafter being sold to permanent investors.

The bank subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include securities, accounts receivable, agricultural equipment and crops, inventory, property, plant, and equipment, income-producing commercial properties and residential and agricultural real estate.

Most of the Company's lending activities are with customers located in the market areas of the bank subsidiaries. The concentrations of credit by major category of loan type are set forth in Note 4. Each bank subsidiary, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of amounts allowable under regulatory limits of loans to such borrowers. The loan policies of the bank subsidiaries provide for loan to value ratios by type of loan.

  Note 10: Commitments, financial instruments and concentrations of credit risk (continued)

The estimated fair values of the Company's financial instruments (see Note 1 for methods and assumptions used by the Company in estimating fair values) were as follows at December 31:

                                  1996                     1995
                          -------------------       --------------------

                          Carrying      Fair         Carrying       Fair
                           amount       value         amount        value
                           ------       -----         ------        -----

Financial assets:

Cash and due from
  banks, interest
  bearing deposits
  and federal funds
  sold               $  45,817,896  $ 45,817,896  $ 31,163,217   $  31,163,217
Held-to-maturity
  securities           110,977,790   110,221,425    89,353,147      89,232,381
Available-for-sale
  securities            32,995,543    32,995,543    27,818,747      27,818,747
Loans - total          605,787,234   600,146,899   512,191,216     503,430,000
Accrued interest
  receivable             7,619,981     7,619,981     7,340,153       7,340,153

Financial liabilities:

Deposits              $716,246,810  $718,930,000  $599,325,378    $602,045,000
Short-term borrowings   17,332,321    17,332,321    13,401,616      13,401,616
Revolving credit loan    9,250,000     9,250,000     7,000,000       7,000,000
Other borrowed funds    14,393,965    14,389,000    11,567,436      12,175,000
Accrued interest
  payable                7,310,224     7,310,224     5,872,492       5,872,492


  Note 11:  Income taxes

The provision for income taxes for the years ended December 31, 1996, 1995 and 1994 consisted of the following:
                             1996             1995            1994
                             ----             ----            ----
Current:
  Federal                 $4,354,783       $2,336,445       $1,648,635
  State                      343,430          124,422           -0-
                           ---------        ---------        ---------
                           4,698,213        2,460,867        1,648,635
                           =========        =========        =========
Deferred:
  Federal                 (1,600,000)       (191,000)         (299,000)
  State                     (200,000)        (24,000)            -0-
                          (1,800,000)       (215,000)         (299,000)
                          ----------       ---------         ---------
 Applicable income taxes  $2,898,213      $2,245,867        $1,349,635
                           =========       =========         =========

  Note 11:  Income taxes (continued)

The reason for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:


                                     1996          1995           1994
                                     ----          ----           ----
Federal income taxes at
  statutory rate                  $2,933,760     $2,331,766     $1,486,592
 Add (deduct):
    State income taxes, net
    of federal tax benefit            94,664         66,203         -0-
    Tax-exempt interest income      (254,346)      (284,789)      (274,104)
    Amortization of goodwill          86,879         87,156         95,670
    Other                             37,256         45,531         41,477
                                   ---------      ---------      ---------
    Applicable income taxes       $2,898,213     $2,245,867     $1,349,635
                                   =========      =========      =========

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995 are as follows:

                                              1996              1995
                                              ----              ----
Deferred tax liabilities:
  Tax over book depreciation               $  495,000       $  328,000
  Discount accretion                          119,000           78,000
  FHLB stock dividends                        154,000           86,000
  Other                                        49,000           16,000
                                              -------          -------
  Total deferred tax liabilities              817,000          508,000

Deferred tax assets:
  Provision for loan losses not deducted
    for tax                                 3,272,000          883,000
  Deferred compensation                       143,000          162,000
  Net operating loss carryforwards            108,000          128,000
  Other                                          -0-           115,000
                                            ---------        ---------
  Total deferred tax assets                 3,523,000        1,288,000
  Valuation allowance for deferred tax
    assets                                   (108,000)        (128,000)
                                            ---------        ---------
                                            3,415,000        1,160,000
                                            ---------        ---------

    Net deferred tax assets                $2,598,000       $  652,000
                                            =========        =========



  Note 11:  Income taxes (continued)

At December 31, 1996, the Company has net operating loss carryforwards of approximately $317,000 for income tax purposes that expire beginning in 2004 through 2008. There are limitations for income tax purposes on the amount of the net operating loss carryforwards that can be utilized in any one year during the carryforward period. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to the carryforwards. The benefits of the net operating loss carryforwards will be recognized subsequent to December 31, 1996 as a reduction of income tax expense and the valuation allowance, subject to management's evaluation of the realizability of the related deferred tax assets.

The Company paid $4,902,316, $2,232,000 and $1,944,000 in income taxes during the years ended December 31, 1996, 1995 and 1994, respectively.


  Note 12:  Related party transactions

Certain significant stockholders, directors and officers of the Company and the bank subsidiaries, their family members and entities in which they are principal owners, are loan customers of the bank subsidiaries. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.
Loans to such parties at December 31, 1996 and 1995 were approximately
$24,664,000 and $17,875,000, respectively.  During 1996, approximately
$14,161,000 of new loans were made, and repayments totaled approximately
$7,372,000.


  Note 13:  Employee benefit plans

The Company has a 401(k) plan which covers all employees of the Company and the bank subsidiaries. The Company's contributions to the plan amounted to $139,651, $112,257 and $92,340 for the years ended December 31, 1996, 1995 and 1994, respectively.

Effective as of November 29, 1996, certain officers and employees entered into severance agreements with the Company. The agreements, which provide for automatic one-year extensions beginning December 31, 1997, specify the number of months of base salary (six, twelve or twenty-four months) to be received as severance pay due to termination of employment following a change of control of the Company, as defined in the agreements. See Note 16.


  Note 14:  Regulatory matters

In accordance with Arkansas state banking laws, certain restrictions exist regarding the ability of the banking subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. Under such restrictions, the bank subsidiaries may not, without prior approval of the bank regulatory agencies, declare and pay dividends of more than 50% of net income (see Note 7 for other restrictions on the payment of dividends by the bank subsidiaries).

The Company and the bank subsidiaries are also required to maintain sufficient capital to meet minimum capital ratios, as defined by the regulatory agencies.
At December 31, 1996, the capital ratios of the Company and its subsidiaries exceeded the minimum required amounts.


  Note 15:  Supplemental income statement information

The following categories of other income and other expenses exceeded one percent of the aggregate of total interest income and other income for the years indicated: Other income - none in any year; Other expenses - (1)
Advertising: $362,359 in 1994; (2) Regulatory insurance assessments: $706,244 and $919,333 in 1995 and 1994, respectively; (3) Printing and supplies:
$393,323 in 1994; (4) Data processing: $343,908 in 1994; and (5) Professional services: $1,066,368 in 1996 (see Note 16).


  Note 16:  Plan and Agreement of Merger

In December 1996, the Company entered into a Plan and Agreement of Merger with First Commercial Corporation (FCC), an Arkansas corporation with its principal office in Little Rock, Arkansas. The agreement provides for the acquisition of all the Company's common stock in exchange for shares of FCC. The merger is subject to approval by the Company's stockholders and regulatory authorities.

Pursuant to an agreement with a third party dated October 16, 1996, an accrual for professional services of $812,000 has been included in the consolidated financial statements for the year ended December 31, 1996.


  Note 17: Subsequent event

During January 1997, the Company declared and paid a dividend of $1,226,375
($5 per share).

  Note 18: Southwest Bancshares, Inc. (Parent Company Only) financial information

  Balance Sheets
                                                  December 31,

                                             1996             1995
                                             ----             ----
Assets:
  Cash in bank subsidiaries               $ 3,394,123     $    239,831
  Receivables from bank subsidiaries          879,806          275,772
  Investment in bank subsidiaries          59,185,310       54,209,751
  Other assets                                 15,097          281,609
                                           ----------       ----------
       Total assets                       $63,474,336      $55,006,963
                                           ==========       ==========

Liabilities:
  Revolving credit loan                  $  9,250,000     $  7,000,000
  Accrued interest payable                    154,094           95,672
  Other liabilities                           543,051            6,893
                                            ---------        ---------
  Total liabilities                         9,947,145        7,102,565

  Stockholders' equity                     53,527,191       47,904,398
                                           ----------       ----------
         Total liabilities and
           stockholders' equity           $63,474,336      $55,006,963
                                          ===========       ==========

Statements of Income
                                             Years Ended December 31

                                       1996              1995         1994
                                       ----              ----         ----
Income:
  Dividends from bank subsidiaries   $ 3,200,000        $  -0-      $  -0-

Expenses:
  Salaries and benefits                  457,218         464,782      331,079
  Interest on borrowings                 645,763         761,127      506,637
  Other                                1,240,844 (1)     211,461      179,629
                                       ---------       ---------    ---------
                                       2,343,825      (1,437,370)  (1,017,345)
                                       =========       =========    =========

Income (loss) before income taxes
  and equity in undistributed net
  income of bank subsidiaries            856,175      (1,437,370)  (1,017,345)
  Income taxes (credit)                 (891,065)       (542,737)    (379,211)
                                       1,747,240        (894,663)    (638,134)
Equity in undistributed income
  of bank subsidiaries                 3,983,254       5,506,902    3,660,828
                                       ---------       ---------    ---------
     Net income                       $5,730,494      $4,612,269   $3,022,694
                                       =========       =========    =========

  Note 18: Southwest Bancshares, Inc. (Parent Company Only) financial information (continued)

  Statements of Cash Flows
                                             Years Ended December 31

                                         1996          1995         1994
                                         ----          ----         ----
Operating activities:
  Net income                         $ 5,730,494   $ 4,612,269   $ 3,022,694
  Adjustments to reconcile net cash
    provided by operating activities:
  Equity in undistributed income
    of bank subsidiaries              (3,983,254)   (5,506,903)   (3,660,828)
  Other - net                            257,052        16,140      (329,531)
  Net cash provided by (used by)
    operating activities               2,004,292      (878,494)     (967,665)

Investing activities:
  Purchases of subsidiaries                                       (2,600,000)
  Capital contributed to
    subsidiaries                      (1,100,000)   (5,900,000)   (8,250,000)
  Purchases of premises and
    equipment (2)                                                 (2,144,829)
  Proceeds from sale of premises
    and equipment to the Jonesboro
    Bank (2)                                                       4,005,713
  Net cash used by investing
    activities                        (1,100,000)   (5,900,000)   (8,989,116)
Financing activities:
  Proceeds from revolving credit
    loan                               2,250,000     4,500,000     3,250,000
  Payments on revolving credit loan                 (5,250,000)   (1,000,000)
Proceeds from sales of common stock                  7,496,000     7,499,200
  Proceeds from notes payable to
    stockholders (3)                                               2,600,000
  Payments on notes payable to
    stockholders (3)                                              (2,600,000)
  Net cash provided by financing
    activities                         2,250,000     6,746,000     9,749,200
  Increase (decrease) in cash          3,154,292       (32,494)     (207,581)
  Cash at beginning of year              239,831       272,325       479,906

  Cash at end of year                $ 3,394,123   $   239,831  $    272,325

Supplementary Cash Flows Information - The parent company paid $587,341,
$784,182 and $447,205 in interest during 1996, 1995 and 1994, respectively.

(1)  See Note 16.
(2) At January 1, 1994, the parent company's portion of the construction costs for the Jonesboro Bank's five-story bank facility was $1,874,788.
     Additional expenditures of $2,144,829 were incurred by Southwest
     Bancshares, Inc. in 1994. The Jonesboro Bank purchased the parent company's interest in the facility during 1994 at the parent company's net book value.
(3) In connection with the purchase of the Searcy Bank, the parent company borrowed $2,600,000 from stockholders and repaid the borrowings with interest at prime (average rate of 6.96%) with proceeds from sales of common stock.

                                                   ATTACHMENT I

                          December 20, 1996


     Board of Directors
     Southwest Bancshares, Inc.
     2400 East Highland Drive
     Jonesboro, Arkansas  72403


     Members of the Board:

          We have acted as your financial advisor in connection
     with the proposed merger with First Commercial Corporation
     ("First Commercial")  (the "Transaction").   The terms and
     conditions of the Transaction are more  fully set forth in the Plan and Agreement of Merger by and between Southwest
     Bancshares, Inc.("Southwest,"  or the "Company") and First
     Commercial Corporation  (draft dated Dec. 20,  1996)  (the
     "Draft Merger Agreement").

          The Draft Merger Agreement provides for, among other things, that (1) each outstanding share of common stock, par value $1.00, of Southwest is to be converted into the right to receive a number of shares of common stock, $3.00 par value of First Commercial (adjusted for stock splits and stock dividends), equal to 3,412,457 (the number of shares of First Commercial Common Stock to be issued in the Transaction) divided by the number of outstanding shares of Southwest on the closing date. On December 19, 1996 (the trading day immediately preceding the date here-of) the last reported sale price per share of common stock of First Commercial was $37.50.

          You have requested our  opinion as to the fairness to
     the disinterested shareholders  of the Company from a  fi-
     nancial point of view of the consideration to be  received
     by the Company in the Transaction.   For purposes of  this
     opinion,   the  term  "disinterested  shareholders"  means
     holders of  the Company's one  class of  common stock (the
     "Common  Stock") other  than (1)  directors, officers  and employees of the  Company, (2) any holder of five  percent or more of the outstanding shares  of Common Stock and (3)
     Southwest and its affiliates.

          In connection with our opinion, we have, among other things:

         (i) analyzed certain financial and other data publicly available or made available to us with respect to South-west and First Commercial, including the consolidated financial statements for recent years and interim periods to September 30, 1996 and certain other relevant finan-cial and operating data relating to Southwest and First
     Commercial made available to us from published sources and from the internal records of Southwest;

        (ii) reviewed the Draft Merger Agreement dated December
     20, 1996 and discussed the financial terms thereof with the Company s legal counsel;

       (iii) compared the respective contributions of loans, deposits, equity, and income by Southwest and First
     Commercial to the combined entity;

       (iv) analyzed, on a pro forma basis, the effect of the
     Transaction  of   the  Company s   earnings,  book  value,
     balance sheet,  and  capitalization  ratios, both  in  the aggregate, and where applicable, on a per share basis;

       (v) reviewed the historical market prices and trading volumes of the common stock of First Commercial;

       (vi) compared Southwest and First Commercial from a financial point of view with certain other companies which we deemed to be relevant;

       (vii) considered the financial terms, to the extent publicly
     available,  of   selected  business  combinations  in  the
     banking industry;

       (viii) reviewed and discussed with representatives of the management of Southwest certain information of a business and financial nature regarding Southwest furnished to us by Southwest;

       (ix) assisted in your deliberations regarding the material terms of the Transaction and your negotiations with First Commercial; and

        (x) performed such other analyses and examinations as we have deemed appropriate.

          In connection  with our review,  we have not  assumed
     any  obligation   indepedently  to  verify   any  of   the
     foregoing  information  and   have  relied  on   all  such
     information being  complete and accurate  in all  material respects.  We are not an expert  in the evaluation of loan portfolios for purposes  of assessing the adequacy of  the allowances  for  losses  with  respect  thereto  and  have assumed, with your consent, that such allowances for  each of Southwest  and First  Commercial are  in the  aggregate
     adequate to cover such losses,   In addition, we have  not
     assumed   responsibility  for   reviewing  any  individual
     credit  files   or  making   an  independent   evaluation,
     appraisal  or inspection  of the real,  personal, tangible or intangible assets (including  investment securities) or individual properties  of Southwest  or First  Commercial, nor have  we been furnished with  any such evaluations  or appraisals.

          We have also  assumed, with your consent, that  there
     have  been no  material changes  in Southwest's  or  First
     Commercial's   assets,  financial  condition,  results  of
     operations,  business  or  prospects since  the respective dates of  their last financial  statements reviewed by  us and that  any off-balance  sheet  activities of  Southwest and  First  Commercial,  including  derivatives and  other similar  financial instruments,  will  not  materially and adversely affect  the future financial position or results
     of operations of Southwest or  First Commercial.   We have
     further assumed, with your consent, that in  the course of
     obtaining  the   necessary  regulatory  and  third   party
     consents for  the Merger,  no  restriction, limitation  or order  will  be  imposed  that  would  have  or  would  be
     expected  to  have  a  material  adverse  effect  on   the
     contemplated benefits  of the  Merger or the  transactions
     contemplated  thereby,  and   that  the  Merger  will   be
     consummated   in  accordance with  the terms  of the Draft
     Merger  Agreement  (including  provisions relating  to the consideration to be exchanged in the Merger), without  any amendments to,  and without  any waiver  by Southwest  of,
     any   of  the  material  conditions   to  its  obligations
     thereunder.   Finally, our opinion  is based on  economic,
     monetary, market  and other  conditions as  in effect  on, and the information made available to  us as of, the  date hereof.

          As part  of our investment  banking business, we  are
     continually  engaged in  the valuation  of  businesses and
     their   securities   in  connection   with   mergers   and
     acquisitions,   negotiated   underwritings,    competitive
     biddings, secondary distributions of  listed and  unlisted securities, private placements and valuations for  estate, corporate and other purposes.  We  will receive a fee  for acting  as financial  advisor to Southwest,  a substantial portion of  which is contingent  upon the consummation  of
     the Merger.   In the ordinary  course of  our business, we
     may  from time  to  time trade  the  equity  securities of
     Southwest or First Commercial for our own account and  for the accounts  of customers  and, accordingly,  may at  any time hold a long or short position in such securities.

          Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that, as of the date hereof, the consideration to be received by Southwest in the Merger is fair to Southwest from a financial point of view.

          This opinion is furnished pursuant to our  engagement
     letter  dated October 16,  1996.   It is  addressed to the
     Board of Directors of Southwest and  is not intended to be and  shall not be deemed to constitute a recommendation to any stockholders to how such stockholder should vote  with
     respect  to  the  Merger.    This  opinion  and  a summary
     discussion of  our underlying  analyses and  role as  your financial  advisor may  be included  in communications  to
     the  shareholders   of  Southwest   and  First  Commercial
     provided  that we  approve of  such disclosures  prior  to publication.  In furnishing this opinion,  we do not admit that  we  are  experts within  the  meaning  of  the  term experts  as used in the Securities  Act and the rules and
     regulations promulgated  thereunder, nor do  we admit this opinion  constitutes  a report  or  valuation  within  the meaning of Section 11 of the Securities Act.

                                      Very truly yours,




                                      Stephens, Inc.




                                                     ATTACHMENT II

              Arkansas Business Corporation Act of 1987

           RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

   4-27-1301.     Definitions.

        In this subchapter:

        1. "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

        2. "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 4-27-1302 and who exercises that right when and in the manner required by Sections 4-27-1320 -- 4-27-1328;

        3.   "Fair value,"  with respect to a dissenter's shares,
   means  the  value   of  the  shares  immediately   before  the
   effectuation of  the corporate action  to which  the dissenter
   objects,  excluding   any  appreciation  or   depreciation  in
   anticipation of  the corporate  action unless exclusion  would be inequitable;

        4.   "Interest" means  interest from  the effective  date
   of the  corporate action  until the  date of  payment, at  the
   average  rate  currently  paid  by   the  corporation  on  its
   principal bank loans or, if none,  at a rate that is fair  and equitable under all the circumstances;

        5. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation;

        6. "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder;

        7. "Shareholder" means the record shareholder or the beneficial shareholder.

   4-27-1302.  Right of dissent.

        A. A shareholder is entitled to dissent from and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

        1. Consummation of a plan of merger to which the corporation is a party:


             (i)  If shareholder  approval  is required  for  the
        merger   by  Section   4-27-1103  or   the  articles   of
        incorporation and the shareholder is  entitled to vote on
        the merger; or

             (ii) If the corporation is a subsidiary that is merged with its parent under Section 4-27-1104;

        2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

        3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
   (1) year after the date of sale;

        4. An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) Alters or abolishes a preferential right of the shares;

             (ii) Creates,  alters,  or  abolishes  a  right   in
        respect of redemption,  including a provision  respecting
        a sinking  fund for the redemption  or repurchase, of the
        shares;

             (iii) Alters or abolishes a  preemptive right of the
        holder  of  the   shares  to  acquire  shares   or  other
        securities;

             (iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under
        Section 4-27-604; or

        5.   Any   corporate   action   taken   pursuant   to   a
   shareholder vote to the extent  the articles of incorporation, bylaws, or  a resolution of  the board  of directors  provides that voting or nonvoting shareholders  are entitled to dissent and obtain payment for their shares.

        B.   A   shareholder  entitled  to   dissent  and  obtain
   payment  for  his   shares  under  this  subchapter   may  not
   challenge  the  corporate  action   creating  his  entitlement
   unless the  action is unlawful  or fraudulent with  respect to the shareholder or the corporation.

   4-27-1303.     Dissent by nominees and beneficial owners.

        A.   A record  shareholder may assert  dissenters' rights
   as to  fewer than all the  shares registered in his  name only if he dissents  with respect to all  shares beneficially owned by any  one (1) person and notifies the corporation in writing of the  name and address  of each  person on  whose behalf  he
   asserts  dissenters'  rights.     The  rights  of   a  partial
   dissenter  under this  subsection  are  determined as  if  the shares  as  to which  he dissents  and  his other  shares were registered in the names of different shareholders.

        B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

        1.   He   submits   to   the   corporation   the   record
   shareholder's written  consent to the  dissent not  later than
   the  time  the  beneficial   shareholder  asserts  dissenters'
   rights; and

        2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

   4-27-1304--4-27-1319.  [Reserved.]

            Procedure for Exercise of Dissenters' Rights

   4-27-1320.     Notice of dissenters' rights.

        A. If proposed corporate action creating dissenters' rights under Section 4-27-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

        B.   If  corporate  action  creating  dissenters'  rights
   under  Section   4-27-1302  is   taken  without   a  vote   of
   shareholders,  the corporation  shall  notify in  writing  all shareholders  entitled to assert  dissenters' rights  that the
   action  was  taken  and  send   them  the  dissenters'  notice
   described in Section 4-27-1322.

   4-27-1321.     Notice of intent to demand payment.

        A. If proposed corporate action creating dissenters' rights under Section 4-27-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

        (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

        (2) Must not vote his shares in favor of the proposed action.

        B. A shareholder who does not satisfy the requirements of subsection A. of this section is not entitled to payment for his shares under this subchapter.

   4-27-1322.     Dissenters' notice.

        A.   If  proposed  corporate action  creating dissenters'
   rights   under   Section   4-27-1302  is   authorized   at   a
   shareholders'   meeting,  the  corporation   shall  deliver  a
   written dissenters' notice  to all shareholders who  satisfied the requirements of Section 4-27-1321.

        B. The dissenters' notice must be sent no later than ten (10) days after the corporate action was taken, and must:

        1. State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

        2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

        3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

        4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty
   (30) nor more than sixty (60) days after the date the notice required by subsection A. of this section is delivered; and

        5.   Be accompanied by a copy of this subchapter.

   4-27-1323.     Duty to demand payment.

        A. A shareholder sent a dissenters' notice described in Section 4-27-1322 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to Section 4-27-1322B.3., and deposit his certificates in accordance with the terms of the notice.

        B. The shareholder who demands payment and deposits his share certificates under subsection A. of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

        C.   A  shareholder   who  does  not  demand  payment  or
   deposit his  share certificates  where required,  each by  the date  set  in  the  dissenters' notice,  is  not  entitled  to payment for his shares under this subchapter.


   4-27-1324.     Share restrictions.

        A.   The  corporation   may  restrict  the   transfer  of
   uncertificated  shares from  the  date  the demand  for  their payment is  received until  the proposed  corporate action  is taken or the restrictions released under Section 4-27-1326.

        B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

   4-27-1325.     Payment.

        A. Except as provided in Section 4-27-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with Section 4-27-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

        B.   The payment must be accompanied by:

        1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

        2. A statement of the corporation's estimate of the fair value of the shares;

        3.   An explanation of how the interest was calculated;

        4. A statement of the dissenter's right to demand payment under Section 4-27-1328; and

        5.   A copy of this subchapter.

   4-27-1326.  Failure to take action.

        A.   If  the  corporation  does  not  take  the  proposed
   action  within  sixty  (60)   days  after  the  date  set  for
   demanding  payment  and  depositing  share  certificates,  the
   corporation  shall  return  the  deposited  certificates   and
   release the  transfer restrictions  imposed on  uncertificated shares.

        B.   If  after  returning   deposited  certificates   and
   releasing  transfer restrictions,  the  corporation takes  the proposed action, it must  send a new dissenters'  notice under
   Section 4-27-1322 and repeat the payment demand procedure.

   4-27-1327.     After-acquired shares.

        A.   A  corporation   may  elect   to  withhold   payment
   required by Section  4-27-1325 from a dissenter unless  he was the beneficial owner of  the shares before the date  set forth
   in  the   dissenters'  notice  as   the  date  of   the  first
   announcement to  news media or to shareholders of the terms of the proposed corporate action.

        B.   To  the extent  the  corporation elects  to withhold
   payment  under subsection A. of this section, after taking the proposed corporate  action, it shall  estimate the  fair value of  the shares,  plus  accrued interest,  and  shall pay  this amount  to  each dissenter  who agrees  to  accept it  in full satisfaction of  his demand.  The  corporation shall send with its offer  a statement of  its estimate of  the fair  value of
   the  shares,   an  explanation   of  how   the  interest   was
   calculated,  and  a  statement of  the  dissenter's  right  to demand payment under Section 4-27-1328.

   4-27-1328.     Procedure  if  shareholder   dissatisfied  with
                  payment or offer.

        A.   A dissenter may  notify the  corporation in  writing
   of his  own estimate  of  the fair  value  of his  shares  and amount of  interest due,  and demand payment  of his  estimate
   (less  any payment  under Section  4-27-1325),  or reject  the
   corporation's   offer  under  Section   4-27-1327  and  demand
   payment of the fair value of his shares and interest due, if:

        1.   The dissenter believes  that the  amount paid  under
   Section 4-27-1325 or offered under Section 4-27-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

        2.   The corporation fails to make payment  under Section
   4-27-1325 within sixty (60) days after the date set for demanding payment; or

        3. The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

        B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A. of this section within thirty (30) days after the corporation made or offered payment for his shares.

   4-27-1329.  [Reserved.]

                    Judicial Appraisal of Shares

   4-27-1330.     Court action.

        A.   If a  demand  for  payment under  Section  4-27-1328
   remains   unsettled,   the   corporation   shall  commence   a
   proceeding within sixty (60) days  after receiving the payment demand and petition the  court to determine the fair  value of the shares  and accrued interest.  If the corporation does not commence the proceeding within the  sixty-day period, it shall pay each dissenter  whose demand remains unsettled  the amount demanded.

        B.   The  corporation shall  commence  the proceeding  in
   the  circuit  court  of the  county  where  the  corporation's principal office (or,  if none in  this state, its  registered
   office)  is  located.    If  the  corporation  is  a   foreign
   corporation  without a  registered office  in  this state,  it shall  commence the  proceeding in  the county  in  this state where  the  registered  office  of  the  domestic  corporation merged with  or  whose shares  were  acquired by  the  foreign corporation was located.

        C.   The  corporation shall make  all dissenters (whether
   or  not  residents   of  this  state)  whose   demands  remain
   unsettled parties  to the proceeding  as in an  action against their  shares and all  parties must  be served with  a copy of
   the petition.   Nonresidents  may be served  by registered  or
   certified mail or by publication as provided by law.

        D.   The  jurisdiction   of  the   court  in   which  the
   proceeding is  commenced under subsection  B. of  this section is plenary and  exclusive.  The court  may appoint one  (1) or more persons as  appraisers to receive evidence  and recommend decision on the question  of fair value.  The  appraisers have the powers described in  the order appointing them, or  in any
   amendment to  it.   The dissenters  are entitled  to the  same
   discovery rights as parties in other civil proceedings.

        E. Each dissenter made a party to the proceeding is entitled to judgment:

        (1) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

        (2) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under Section 4-27-1327.

   4-27-1331.     Court costs and counsel fees.

        A.   The  court  in  an  appraisal  proceeding  commenced
   under  Section 4-27-1330  shall  determine  all costs  of  the
   proceeding,   including   the   reasonable  compensation   and
   expenses  of appraisers  appointed by  the court.   The  court
   shall assess  the costs against  the corporation,  except that the court may asses costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under
   Section 4-27-1328.

        B. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the courts finds equitable.

        1.   Against the corporation  and in favor of  any or all
   dissenters  if  the  court  finds   the  corporation  did  not
   substantially comply with  the requirements of Sections  4-27-
   1320 - 4-27-1328; or

        2.   Against either  the corporation  or a dissenter,  in
   favor  of any other  party, if the court  finds that the party
   against  whom  the  fees  and   expenses  are  assessed  acted
   arbitrarily, vexatiously, or not in god faith with  respect to the rights provided by this chapter.

        C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

   Southwest Bancshares, Inc.
   2400 East Highland Drive
   Jonesboro, Arkansas  72401
   Telephone No. (501) 972-9093

                               PROXY

        The undersigned hereby constitutes and appoints Wallace W.
   Fowler and Phil Jones, or  either  of  them,  proxies  for  the undersigned,  with  power  of substitution,  to  represent the undersigned  and to vote all of  the shares of Common Stock of
   Southwest   Bancshares,   Inc.   (the   "Company)   which  the
   undersigned  is entitled  to vote  at  the annual meeting of shareholders of  the  Company to  be  held  on  May 5, 1997, and at any and all adjournments thereof.

   1.   Proposal  to approve  the  Plan and  Agreement of  Merger
        between  First  Commercial   Corporation  and   Southwest
        Bancshares, Inc. dated December 20, 1996.

         ----- FOR        ----- AGAINST        ------ ABSTAIN

   2.	Establish the number of Directors for the ensuing year at
	seven and elect Wallace W. Fowler, James M. Fowler, Phil
	Jones, Mark Fowler, Lloyd McCracken, Jr., Roy Reaves and
	Charles Green as Directors.

	  ----- FOR       ----- AGAINST        ------ WITHHOLD
                                                      AUTHORITY

   3. In their discretion to transact such other business as may properly come before the meeting and all adjournments thereof.

   THIS  PROXY  WILL  BE VOTED  AS  SPECIFIED.    IF NO  SPECIFIC
   DIRECTIONS  ARE GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1
   AND THE RE-ELECTION OF DIRECTORS AS SET FORTH HEREIN.

   -------------------------     --------------------------------
         Signature                       NAME: PLEASE PRINT

   -------------------------     --------------------------------
   Signature (if held jointly)        NAME (if joint tenant):
                                          PLEASE PRINT
   Date: -----------------

   Please  sign  exactly  as  name appears  on  the  certificates
   representing shares to be  voted by this proxy.   When signing
   as executor, trustee  or guardian, please  give full title  as such.  If a corporation, please sign in full corporate name by
   president  or other  authorized  officer.   If a  partnership,
   please sign in partnership name by authorized persons.


